Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2026

McCormick & Co Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-14920	52-0408290
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24 Schilling Road, Suite 1 Hunt Valley, Maryland	21031
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (410) 771-7301

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock	MKC-V	New York Stock Exchange
Common Stock Non-Voting	MKC	New York Stock Exchange

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Term Loan Agreement

On April 28, 2026, McCormick & Company, Incorporated, a Maryland corporation (“McCormick”), entered into a Term Loan Agreement (the “Term Loan Agreement”), by and among McCormick, the lenders party thereto and Citibank, N.A., as administrative agent (the “Administrative Agent”), in connection with the financing of McCormick’s pending combination with the foods business of Unilever PLC, a public limited company registered in England and Wales, (the “Merger”) pursuant to an Agreement and Plan of Merger dated as of March 31, 2026 (the “Merger Agreement”).

The Term Loan Agreement provides McCormick with the ability to borrow up to $2.0 billion (the “Term Loan Facility”) at the closing of the Merger (such date, the “Closing Date”), subject to satisfaction of customary closing conditions for similar facilities, for the purpose of financing a portion of the cash consideration to be paid in the Merger and paying related fees and expenses in connection with the Merger and the other transactions contemplated by the Merger Agreement. The Term Loan Facility matures three years after the Closing Date.

The Term Loan Agreement contains a financial covenant requiring that McCormick maintain a ratio of Consolidated EBITDA to Interest Expense (in each case, as defined in the Term Loan Agreement) of no less than 3.75:1.00 on the last day of each fiscal quarter, commencing the last day of the first fiscal quarter ended after the Closing Date, as well as other non-financial covenants. Under the Term Loan Agreement, borrowings will bear interest on the principal amount outstanding at a floating rate based on, at McCormick’s election, (i) Term SOFR (as defined in the Term Loan Agreement) plus an applicable margin based on the credit ratings of McCormick’s senior unsecured long term debt ranging from 0.750% to 1.500% or (ii) Base Rate (as defined in the Term Loan Agreement) plus an applicable margin based on the credit ratings of McCormick’s senior unsecured long term debt ranging from 0.000% to 0.500%.

McCormick will also pay a ticking fee under the Term Loan Agreement in an amount equal to a rate per annum equal to 0.10% times the actual daily undrawn portion of the commitments in respect of the Term Loan Facility, from and including July 29, 2026 to but excluding the earlier of (i) termination or expiration of the commitments under the Term Loan Facility and (ii) the Closing Date.

The Term Loan Agreement contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the Term Loan Agreement or related documents; inaccurate representations and warranties; defaults in respect of other material indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; material ERISA defaults; and change of control. If any event of default under the Term Loan Agreement occurs, the Administrative Agent or the other lenders under the Term Loan Agreement may terminate their respective commitments and declare immediately due all borrowings under the Term Loan Agreement, subject to a certain funds provision applicable through the expiration date of the commitments under the Term Loan Agreement.

The foregoing summary of the Term Loan Agreement is not complete and is qualified in its entirety by reference to the Term Loan Agreement (a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K).

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 hereto under the caption “Term Loan Agreement” is incorporated by reference into this Item 2.03.

Item 8.01.	Other Events.

As previously disclosed, in connection with the Merger Agreement, McCormick entered into a commitment letter on March 31, 2026 (the “Bridge Commitment Letter”) with Citigroup Global Markets Inc., Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc. (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties agreed, subject to the terms and conditions set forth therein, to provide a senior unsecured 364-day bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of up to $15.7 billion, for the purpose of financing all or a portion of the cash consideration and paying related fees and expenses in connection with the Merger and the other transactions contemplated by the Merger Agreement. Effective April 28, 2026, McCormick terminated $2.0 billion of the commitments of the Commitment Parties under the Bridge Facility, in lieu of which McCormick expects to borrow the committed amounts available under the Term Loan Agreement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Term Loan Agreement, dated April 28, 2026, by and among McCormick, as borrower, the lenders party thereto and Citibank, N.A., as administrative agent for the lenders.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McCORMICK & COMPANY, INCORPORATED

Dated:	May 1, 2026	By:	/s/ Jeffery D. Schwartz
		Name:	Jeffery D. Schwartz
		Title:	Vice President, General Counsel & Secretary

Exhibit 2.1

 Execution Version

$2,000,000,000

TERM LOAN AGREEMENT

Dated as of April 28, 2026

among

McCORMICK & COMPANY, INCORPORATED,
as the Borrower,

CITIBANK, N.A.,
as Administrative Agent,

GOLDMAN SACHS BANK USA
and
MORGAN STANLEY SENIOR FUNDING, INC.,
as Co-Syndication Agents,

BANK OF AMERICA, N.A.,
TRUIST BANK,
WELLS FARGO BANK, NATIONAL ASSOCIATION,
BNP PARIBAS,
MIZUHO BANK, LTD.
and
U.S. BANK NATIONAL ASSOCIATION,
as Co-Documentation Agents,

The Lenders Party Hereto,

and

CITIBANK, N.A.,
GOLDMAN SACHS BANK USA.,
MORGAN STANLEY SENIOR FUNDING, INC.
and
BOFA SECURITIES, INC.
as Joint Lead Arrangers and Joint Bookrunners

McCormick Term Loan Agreement (2026)

TABLE OF CONTENTS

Page

Article I DEFINITIONS		1
1.01	Certain Defined Terms	1
1.02	Other Interpretive Provisions	24
1.03	Accounting Terms	25
1.04	Pro forma Calculations	25
1.05	[Reserved]	26
1.06	[Reserved]	26
1.07	[Reserved]	26
1.08	Rounding	26
1.09	Times of Day	26
1.10	[Reserved]	26
1.11	Delaware Divisions/Series Transactions	26
1.12	Interest Rates	27

Article II THE CREDITS		27
2.01	Loans	27
2.02	Borrowings, Conversions and Continuations of Loans	27
2.03	[Reserved]	29
2.04	[Reserved]	29
2.05	Optional Prepayments	29
2.06	Termination or Reduction of Commitments	29
2.07	Repayment of Loans	30
2.08	Interest	30
2.09	Fees	30
2.10	Computation of Interest and Fees	31
2.11	Evidence of Debt	31
2.12	Payments Generally; Administrative Agent’s Clawback	31
2.13	Sharing of Payments by Lenders	33
2.14	[Reserved]	33
2.15	[Reserved]	33
2.16	[Reserved]	33
2.17	Defaulting Lenders	34

Article III TAXES, YIELD PROTECTION AND ILLEGALITY		35
3.01	Taxes	35
3.02	Illegality	39
3.03	Inability to Determine Rates	40
3.04	Increased Costs	42
3.05	Compensation for Losses	43
3.06	Mitigation Obligations; Replacement of Lenders	44
3.07	Survival	44

Article IV CONDITIONS PRECEDENT TO LOANS		44

McCormick Term Loan Agreement (2026)

(i)

4.01	Conditions Precedent to the Effective Date	44
4.02	Conditions Precedent to the Closing Date	46
4.03	Funding of the Loans Prior to the Closing Date	48

Article V REPRESENTATIONS AND WARRANTIES		49
5.01	Organization, etc.	49
5.02	Due Authorization, Non-Contravention, etc.	49
5.03	Government Approval Regulation, etc.	50
5.04	Validity, etc.	50
5.05	Financial Information	50
5.06	No Material Adverse Change	50
5.07	Litigation, Labor Controversies, etc.	50
5.08	No Event of Default	51
5.09	[Reserved]	51
5.10	[Reserved]	51
5.11	Pension Plans	51
5.12	[Reserved]	51
5.13	Regulations U and X	51
5.14	Accuracy of Information	51
5.15	[Reserved]	52
5.16	Sanctions	52
5.17	Anti-Corruption Laws	52
5.18	[Reserved]	52
5.19	ERISA	52
5.20	Solvency	52

Article VI AFFIRMATIVE COVENANTS		53
6.01	Financial Information Reports, Notices, etc.	53
6.02	Compliance with Laws, etc.	55
6.03	Maintenance of Properties	55
6.04	Insurance	55
6.05	Books and Records	56
6.06	[Reserved]	56
6.07	Use of Proceeds	56
6.08	Licenses and Franchises, Etc.	56
6.09	Anti-Corruption Laws	56

Article VII NEGATIVE AND FINANCIAL COVENANTS		56
7.01	[Reserved]	56
7.02	Subsidiary Indebtedness	56
7.03	Liens	57
7.04	Fundamental Changes and Asset Dispositions	58
7.05	Consolidated EBITDA to Interest Expense Ratio	59
7.06	[Reserved]	59
7.07	Sanctions	59
7.08	Anti-Corruption Laws	59
7.09	Change in Nature of Business	59

McCormick Term Loan Agreement (2026)

(ii)

Article VIII EVENTS OF DEFAULT		59
8.01	Event of Default	59
8.02	Remedies Upon Event of Default	62
8.03	Application of Funds	63

Article IX THE AGENT		63
9.01	Appointment and Authority	63
9.02	Rights as a Lender	63
9.03	Exculpatory Provisions	64
9.04	Reliance by Administrative Agent	65
9.05	Delegation of Duties	65
9.06	Resignation of Administrative Agent	65
9.07	Non-Reliance on Administrative Agent, the Arrangers and Other Lenders	67
9.08	No Other Duties, etc.	67
9.09	Administrative Agent May File Proofs of Claim	67
9.10	Erroneous Payments	68

Article X MISCELLANEOUS		71
10.01	Amendments, etc.	71
10.02	Notices; Effectiveness; Electronic Communication	73
10.03	No Waiver; Cumulative Remedies; Enforcement	75
10.04	Expenses; Indemnity; Damage Waiver	76
10.05	Payments Set Aside	78
10.06	Successors and Assigns	79
10.07	Treatment of Certain Information; Confidentiality	84
10.08	Right of Setoff	86
10.09	Interest Rate Limitation	86
10.10	Counterparts; Integration; Effectiveness	86
10.11	Survival of Representations and Warranties	87
10.12	Severability	87
10.13	Replacement of Lenders	87
10.14	Governing Law; Jurisdiction; etc.	88
10.15	Waiver of Jury Trial	90
10.16	No Advisory or Fiduciary Responsibility	90
10.17	USA PATRIOT Act Notice	91
10.18	Judgment Currency	91
10.19	Electronic Execution of Agreement Communications	92
10.20	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	92
10.21	ERISA Lender Representation	93
10.22	Acknowledgement Regarding Any Supported QFC	94

McCormick Term Loan Agreement (2026)

(iii)

SCHEDULES
Schedule 2.01	Commitments and Applicable Percentages
Schedule 5.07	Litigation
Schedule 7.02	Subsidiary Indebtedness
Schedule 7.03	Permitted Liens
Schedule 10.02	Lending Offices; Addresses for Notices
Schedule 10.06(d)	Voting Participants

EXHIBITS
Exhibit A	Form of Loan Notice
Exhibit B	[Reserved]
Exhibit C	Form of Note
Exhibit D	Form of Compliance Certificate
Exhibit E	Form of Assignment and Assumption
Exhibit F	Forms of U.S. Tax Compliance Certificates
Exhibit G	Form of Solvency Certificate

McCormick Term Loan Agreement (2026)

(iv)

TERM LOAN AGREEMENT

This TERM LOAN AGREEMENT is entered into as of April 28, 2026 among McCORMICK & COMPANY, INCORPORATED, a Maryland corporation (the “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and CITIBANK, N.A., as Administrative Agent.

The Borrower has requested that the Lenders provide a $2,000,000,000 term loan facility to the Borrower to pay a portion of the cash consideration payable in connection with the Apollo Acquisition (as defined below) and to pay the Transaction Costs, and the Lenders are willing to do so on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

Article I
DEFINITIONS

1.01       Certain Defined Terms. As used in this Agreement, the following terms have the meanings set forth below:

“Administrative Agent” means Citibank (or any of its designated branch offices or affiliates) in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02 or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that, directly or indirectly, Controls, is Controlled by or is under common Control with the specified Person (excluding any trustee under, or any committee with responsibility for administering, any Plan).

“Agent Parties” has the meaning specified in Section 10.02(c).

“Agreement” means this Credit Agreement as the same may be amended, supplemented, amended and restated or otherwise modified from time to time.

“Agreement Communication” has the meaning specified in Section 10.19.

“Agreement Currency” has the meaning specified in Section 10.18.

McCormick Term Loan Agreement (2026)

“Applicable Law” means, in respect of any Person, all provisions of constitutions, statutes, rules, regulations and orders of governmental bodies or regulatory agencies applicable to such Person, and all orders and decrees of all courts and arbitrators in proceedings or actions to which the Person in question is a party or by which it is bound.

“Applicable Percentage” means with respect to any Lender (a) at any time prior to the funding of the Loans on the Closing Date (or the Pre-Funding Date), the percentage (carried out to the ninth decimal place) of the aggregate Commitments represented by such Lender’s Commitment at such time and (b) at any time after the funding of the Loans on the Closing Date (or the Pre-Funding Date, unless the Return Date has occurred), the percentage (carried out to the ninth decimal place) of the aggregate Loans represented by such Lender’s Loans at such time. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means, from time to time, the following basis points (b.p.) per annum, based upon the Debt Rating as set forth below:

Pricing Level	Debt Ratings S&P/Moody’s	Term SOFR Loans	Base Rate Loans
1	≥ A / A2	75.0	0.0
2	A- / A3	87.5	0.0
3	BBB+ / Baa1	100.0	0.0
4	BBB / Baa2	112.5	12.5
5	BBB- / Baa3	125.0	25.0
6	≤ BB+ / Ba1	150.0	50.0

“Apollo Acquisition” means, collectively, the series of transactions that will result in the acquisition by the Borrower of the Apollo Acquired Business, in each case, pursuant to and in accordance with the Apollo Acquisition Agreement and the Apollo Separation Agreement.

“Apollo Acquired Business” means, collectively, the SpinCo Assets and the SpinCo Liabilities (each as defined in the Apollo Separation Agreement) which constitute the assets comprising the foods division of Unilever PLC (excluding assets in India and certain other excluded businesses).

“Apollo Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of March 31, 2026, by and among the Seller, Unilever Alpha HoldCo B.V., Sandman Corporation, the Borrower, Morpheus Merger Sub I Corp., and Morpheus Merger Sub II, LLC (together with the schedules thereto), as the same may be amended, supplemented or otherwise modified from time to time in a manner that would not result in the condition precedent in Section 4.02(b) failing to be satisfied.

McCormick Term Loan Agreement (2026)

“Apollo Acquisition Agreement Representations” means the representations made by or on behalf of the Seller, the Apollo Acquired Business and their subsidiaries with respect to the Apollo Acquired Business and its subsidiaries in the Apollo Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower (or an affiliate of the Borrower) has the right (taking into account any applicable cure provisions) to terminate its obligations under the Apollo Acquisition Agreement or to decline to consummate the Apollo Acquisition as a result of a breach of such representations in the Apollo Acquisition Agreement.

“Apollo Separation Agreement” means that certain Separation and Distribution Agreement, dated as of March 31, 2026, by and among the Seller, Sandman Corporation, Unilever Alpha HoldCo B.V. and the Borrower (together with the schedules thereto), as the same may be amended, supplemented or otherwise modified from time to time in a manner that would not result in the condition precedent in Section 4.02(b) failing to be satisfied.

“Debt Rating” means, as of any date of determination, the rating as determined by S&P and Moody’s (collectively, the “Debt Ratings”) of the Borrower’s non-credit-enhanced, senior unsecured long-term debt; provided that if a Debt Rating is issued by each of the foregoing rating agencies, then the higher of such Debt Ratings shall apply (with the Debt Rating for Pricing Level 1 being the highest and the Debt Rating for Pricing Level 6 being the lowest), unless there is a split in Debt Ratings of more than one level, in which case the Pricing Level that is one Pricing Level lower than the higher Debt Rating shall apply; provided, further, that if either Moody’s or S&P shall not have in effect an issued rating of the Borrower’s non-credit-enhanced, senior unsecured long-term debt, then such agency shall be deemed to have established a rating at Pricing Level 6.

Each change in the Applicable Rate resulting from a publicly announced change in the Debt Rating shall be effective, in the case of an upgrade, during the period commencing on the date of the public announcement thereof and ending on the date immediately preceding the effective date of the next such change and, in the case of a downgrade, during the period commencing on the date of the public announcement thereof and ending on the date immediately preceding the effective date of the next such change.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means each of Citibank, N.A., Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and BofA Securities, Inc., in their capacities as joint lead arrangers and joint bookrunners for the term loan facility provided under this Agreement.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b)(iii)), and accepted by the Administrative Agent, in substantially the form of Exhibit E or any other form (including electronic documentation generated by use of an electronic platform) approved by the Administrative Agent.

“ASU” means Accounting Standards Updates issued by the Financial Accounting Standards Board from time to time.

McCormick Term Loan Agreement (2026)

“Attributable Value” means, as to any particular Sale-Leaseback Transaction under which any Person is at the time liable, at any date as of which the amount thereof is to be determined (a) in the case of any such transaction involving a Capitalized Lease, the amount on such date of the Capitalized Lease Obligation thereunder, or (b) in the case of any other such transaction, the then present value of the minimum rental obligation under such transaction during the remaining term thereof (after giving effect to any extensions at the option of the lessor), computed by discounting the respective rental or other payments at the actual interest factor included in such payment or, if such interest factor cannot be readily determined, at the rate of 9.75% per annum, compounded annually, or calculated in such other manner as may be required by GAAP in effect at the time. The amount of any rental or other payment required to be made under any such transaction not involving a Capitalized Lease may exclude amounts required to be paid by the lessee (or equivalent party) on account of maintenance, repairs, insurance, Taxes, assessments, utilities, operating and labor costs and similar charges. In the case of any such transaction not involving a Capitalized Lease which is terminable by the lessee (or equivalent party) upon payment of a penalty, such rental or other payment may include the amount of such penalty, in which case no rental or other payment shall be considered as required to be paid under such transaction subsequent to the first date on which it may be so terminated.

“Authorized Officer” means, relative to the Borrower, those of its officers whose signatures and incumbency shall have been certified to the Administrative Agent and the Lenders pursuant to Section 4.01(b)(iii) or any successor thereto.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%; (b) the rate of interest in effect for such day as publicly announced from time to time by Citibank as its “prime rate”; and (c) Term SOFR for a one month Interest Period plus 1%; provided that, if the Base Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement. The “prime rate” is a rate set by Citibank based upon various factors including Citibank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by Citibank shall take effect at the opening of business on the day specified in the public announcement of such change. If the Base Rate is being used as an alternate rate of interest pursuant to Section 3.03 hereof, then the Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.

McCormick Term Loan Agreement (2026)

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” has the meaning specified in Section 10.22(b).

“Borrower” has the meaning specified in the preamble.

“Borrower Materials” has the meaning specified in Section 6.01.

“Borrowing” means a borrowing consisting of simultaneous Loans of the same Type and, in the case of Term SOFR Loans, having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

“Bridge Facility” means the Bridge Facility contemplated by that certain Commitment Letter, dated as of March 31, 2026, among the Borrower and the Commitment Parties (as defined therein) party thereto, as amended by the Joinder Letter thereto, dated as of April 28, 2026, and any definitive credit documentation evidencing such facility.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Administrative Agent’s Office is located.

“Capitalized Leases” means all monetary obligations of the Borrower or any of its Subsidiaries under any leasing or similar arrangements which, in accordance with GAAP, would be classified as capitalized or finance leases; provided, however, that all obligations of the Borrower and the other Subsidiaries that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU (or any other Financial Accounting Standard having a similar result or effect) shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of the Loan Documents (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized or finance lease obligations in the financial statements to be delivered pursuant to the Loan Documents.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided that all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU (or any other Financial Accounting Standard having a similar result or effect) shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of the Loan Documents (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized or finance lease obligations in the financial statements to be delivered pursuant to the Loan Documents. For purposes of Section 7.03, a Capitalized Lease Obligation shall be deemed to be secured by a Lien on the property being leased and such property shall be deemed to be owned by the lessee.

McCormick Term Loan Agreement (2026)

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1990, as amended.

“Change in Control” means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of 51% or more of the outstanding shares of voting stock of the Borrower after giving effect to certain provisions of the Borrower’s charter with respect to the conversion of non-voting stock to voting stock; provided, however, that acquisition by the Borrower’s pension plan or profit sharing plan of 51% or more of the outstanding shares of the Borrower’s voting stock shall not constitute a Change in Control.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Citibank” means Citibank, N.A.

“CME” means CME Group Benchmark Administration Limited.

“Closing Date” means the date on which all of the conditions precedent in Section 4.02 are satisfied (or waived in writing in accordance with Section 10.01).

“Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder.

“Commitment” means, as to each Lender, its obligation to make Loans to the Borrower pursuant to Section 2.01 in an aggregate principal amount not to exceed the Dollar amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

McCormick Term Loan Agreement (2026)

“Commitment Fee” has the meaning specified in Section 2.09(a).

“Commitment Termination Date” means the earliest of (a) 11:59 p.m. on the date that is five Business Days after the Outside Date (as defined in the Apollo Acquisition Agreement as in effect on March 31, 2026, including giving effect to any extension thereto in accordance with Section 9.1(b) of the Apollo Acquisition Agreement as in effect on March 31, 2026), (b) the date that the Apollo Acquisition Agreement is terminated or expires in accordance with the terms thereof, (c) receipt by the Administrative Agent of written notice from the Borrower of its election to terminate all Commitments under this Agreement in full and (d) the date of the funding of the Loans hereunder in accordance with the terms herein.

“Compliance Certificate” means a certificate substantially in the form of Exhibit D.

“Conforming Changes” means, with respect to the use, administration of or any conventions associated with SOFR, Term SOFR or any proposed Successor Rate, as applicable, any conforming changes to the definitions of “Base Rate”, “SOFR”, “Term SOFR” or “Interest Period”, timing and frequency of determining rates and making payments of interest and other technical, administrative or operational matters (including, for the avoidance of doubt, the definitions of “Business Day” and “U.S. Government Securities Business Day”, timing of borrowing requests or prepayment, conversion or continuation notices and length of lookback periods) as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption and implementation of such applicable rate(s) and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement and any other Loan Document).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

McCormick Term Loan Agreement (2026)

“Consolidated EBITDA” means, for any period, Net Income for such period plus (a) without duplication and to the extent deducted in determining such Net Income, the sum of (i) Interest Expense for such period, (ii) consolidated income tax expense, franchise taxes and state single business unitary and similar taxes imposed in lieu of income taxes or capital taxes for such period, (iii) all amounts attributable to depreciation and amortization (or other impairment of intangible assets) for such period, (iv) any non-cash charges and non-cash losses (including any write-off of deferred financing costs and the effects of purchase accounting) for such period (provided that any cash payment made with respect to any such non-cash charge or non-cash loss shall be subtracted in computing Consolidated EBITDA during the period in which such cash payment is made), (v) any extraordinary, unusual or non-recurring charges or losses for such period, (vi) all costs, fees and expenses during such period related to any restructuring (including, without limitation, related severance costs, retention bonuses, relocation expenses, expenses related to the closure of facilities and similar costs and expenses), issuance of equity, recapitalization, asset disposition, acquisition (including the Apollo Acquisition) or Indebtedness, (vii) all expenses and charges which have been reimbursed by a third party, to the extent such reimbursement has not been included in Net Income, (viii) losses realized upon the disposition of property (other than inventory), (ix) expenses, charges and losses associated with the sale or discontinuance of any business operation to the extent such expenses, charges or losses are recorded at or about the time of such sale or discontinuance, (x) to the extent not included in Net Income, payments received from business interruption insurance or product recalls, (xi) any non-cash costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement (provided that any cash payment made with respect to any such non-cash cost or non-cash expense shall be subtracted in computing Consolidated EBITDA during the period in which such cash payment is made) and (xii) projected cost savings, operating expense reductions, synergies and other improvements reasonably expected to be realized as a result of specified actions that have been taken or with respect to which steps have been initiated, in connection with the Apollo Acquisition, as reasonably estimated in good faith by the Borrower (provided that such projected amounts are reasonably identifiable, factually supportable, quantifiable and reasonably expected to be realized within 24 months following the consummation of the Apollo Acquisition), net of the amount of actual benefits realized during such period from such actions; provided that the aggregate amount included in EBITDA pursuant to this clause (xii) for any period shall not exceed 10% of Consolidated EBITDA in the aggregate for such period (calculated after giving effect to any adjustments pursuant to this clause (xii)), minus (b) without duplication and to the extent included in determining Net Income, the sum of (i) any extraordinary, unusual or non-recurring gains for such period and (ii) gains realized upon the disposition of property (other than inventory), all determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Tangible Assets” means all assets of the Borrower and its Subsidiaries appearing on a consolidated balance sheet of the Borrower and its Subsidiaries prepared in accordance with GAAP minus goodwill and other intangible assets appearing on such balance sheet other than prepaid allowances.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Controlled Group” means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414(b) or 414(c) of the Code or Section 4001 of ERISA.

“Covered Entity” has the meaning specified in Section 10.22(b).

“Covered Party” has the meaning specified in Section 10.22(a).

“Daily Simple SOFR” with respect to any applicable determination date means SOFR published on such date on the Federal Reserve Bank of New York’s website (or any successor source).

McCormick Term Loan Agreement (2026)

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any Event of Default or condition, occurrence or event which, after notice, lapse of time or both, would constitute an Event of Default.

“Default Rate” means when used with respect to Obligations, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate, if any, applicable to Base Rate Loans plus (iii) 2% per annum; provided, however, that with respect to a Term SOFR Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2% per annum.

“Default Right” has the meaning specified in Section 10.22(b).

“Defaulting Lender” means, subject to Section 2.17(c), any Lender that (a) has failed to (i) fund all or any portion of its Loans, within three Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit (unless such notice or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such notice or public statement) cannot be satisfied), (c) has failed, within three Business Days after request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent or the Borrower, as applicable), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) other than via an Undisclosed Administration, had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such capacity, (iii) become the subject of a Bail-In Action or (iv) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.17(c)) upon delivery of written notice of such determination to the Borrower and each other Lender.

McCormick Term Loan Agreement (2026)

“Designated Jurisdiction” means any country or territory with which dealings are broadly restricted or prohibited under any Sanctions.

“Disqualified Lenders” means, collectively, those Persons that are (i) competitors of the Borrower or any of its Subsidiaries (other than any bona fide debt fund), identified in writing by the Borrower to the Administrative Agent from time to time, but which designation shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest hereunder that is otherwise permitted hereunder, but upon the effectiveness of such designation, any such party may not acquire any additional Commitments, Loans or participations), (ii) such other Persons identified in writing by the Borrower to the Administrative Agent prior to March 31, 2026 and (iii) Affiliates of the persons identified pursuant to clauses (i) or (ii) that are either clearly identifiable by name or identified in writing by the Borrower to the Administrative Agent (other than Affiliates that are bona fide debt funds). Upon inquiry by any Lender to the Administrative Agent as to whether a specified potential assignee or prospective participant is on the list of Disqualified Lenders, the Administrative Agent shall be permitted to disclose to such Lender whether such specific potential assignee or prospective participant is on the list of Disqualified Lenders.

“Dollar” and “$” mean lawful currency of the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which all of the conditions precedent in Section 4.01 are satisfied (or waived in writing in accordance with Section 10.01).

“Electronic Copy” has the meaning specified in Section 10.19.

“Electronic Record” has the meaning specified in Section 10.19.

McCormick Term Loan Agreement (2026)

“Electronic Signature” has the meaning specified in Section 10.19.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.06(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 10.06(b)(iii)); provided, however, that no Disqualified Lender shall constitute an Eligible Assignee.

“Environmental Claims” means all claims, however asserted, by any Governmental Authority or other Person alleging potential liability or responsibility of the Borrower or any Subsidiary for violation of any Environmental Law or for Release of Hazardous Materials or injury to the environment.

“Environmental Laws” means all applicable federal, state or local statutes, laws, ordinances, codes, rules and regulations (including consent decrees and administrative orders issued to the Borrower or any Subsidiary) relating to the protection of public health and safety from adverse impacts of Hazardous Materials in the environment.

“Equity Interests” means, with respect to any Person, any of the shares of capital stock of (or other ownership or profit interests in) such Person, any of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, any of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and any of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination; provided, however, that references to “Equity Interests” in Section 7.04 shall not include Equity Interests of the Borrower.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the rules and regulations thereunder, in each case as in effect from time to time. References to sections of ERISA also refer to any successor sections.

“Erroneous Payment” has the meaning specified in Section 9.10(a).

“Erroneous Payment Deficiency Assignment” has the meaning specified in Section 9.10(d)(i).

“Erroneous Payment Return Deficiency” has the meaning specified in Section 9.10(d)(i).

“Erroneous Payment Subrogation Rights” has the meaning specified in Section 9.10(e).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified in Section 8.01.

McCormick Term Loan Agreement (2026)

“Excluded Taxes” means any of the following Taxes imposed on or with respect to any Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 10.13) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 3.01(a)(ii) or (c), amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(e) and (d) any withholding Taxes imposed pursuant to FATCA.

“Farm Credit Lender” means a federally-chartered Farm Credit System lending institution organized under the Farm Credit Act of 1971, as the same may be amended or supplemented from time to time.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to such intergovernmental agreement.

“Federal Funds Rate” means, for any day, the rate per annum calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided that if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Fee Letters” means (i) that certain Permanent Loan Financing Arranger Fee Letter, dated March 31, 2026, among Citigroup Global Markets Inc., Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and the Borrower and (ii) that certain Agent Fee Letter, dated March 31, 2026, between Citigroup Global Markets Inc. and the Borrower, in each case, pertaining to the term loan facility provided for in this Agreement.

“Fiscal Quarter” means any quarter of a Fiscal Year.

“Fiscal Year” means any period of twelve consecutive calendar months ending on November 30; references to a Fiscal Year with a number corresponding to any calendar year (e.g., the “2024 Fiscal Year”) refer to the Fiscal Year ending on the November 30 occurring during such calendar year.

McCormick Term Loan Agreement (2026)

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“FRB” means the Board of Governors of the Federal Reserve System of the United States, and any Governmental Authority succeeding to any of its principal functions.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, (a) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under FASB Accounting Standards Codification 825-Financial Instruments, or any successor thereto (including pursuant to the FASB Accounting Standards Codification), to value any Indebtedness of any subsidiary at “fair value,” as defined therein and (b) whether a lease is a Capitalized Lease or Capitalized Lease Obligation and the amount of any Indebtedness under GAAP with respect to Capitalized Lease Obligations shall be determined in accordance with the definitions of Capitalized Lease or Capitalized Lease Obligations, as applicable, and Section 1.03.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Granting Lender” has the meaning specified in Section 10.06(g).

McCormick Term Loan Agreement (2026)

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness; provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Effective Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined in good faith by a financial officer. The term “Guarantee” as a verb has a corresponding meaning.

“Hazardous Material” means

(a)           any “hazardous substance”, as defined by CERCLA;

(b)           any “hazardous waste”, as defined by the Resource Conservation and Recovery Act, as amended;

(c)           any petroleum product; or

(d)           any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders issued to the Borrower or any Subsidiary) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as amended or hereafter amended.

“Impermissible Qualification” means, relative to the opinion or certification of any independent public accountant as to any financial statement of the Borrower, any qualification or exception to such opinion or certification

(a)           which is of a “going concern” or similar nature;

(b)           which relates to the limited scope of examination of matters relevant to such financial statement; or

(c)           which relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause the Borrower to be in default of any of its obligations under Section 7.05 (if applicable).

McCormick Term Loan Agreement (2026)

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (x) current accounts payable incurred in the ordinary course of business, (y) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (z) expenses accrued in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capitalized Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit (other than documentary trade letters of credit) and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and (j) Receivables Facility Attributable Indebtedness. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. Notwithstanding the foregoing provisions of this definition, Indebtedness shall not include obligations in respect of leases, whether resulting from Sale-Leaseback Transaction or otherwise, that under GAAP as in effect on the date of this Agreement would be accounted for as non-capital leases.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 10.04(b).

“Information” means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower or any Subsidiary; provided that, in the case of information received from the Borrower or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential.

“Interest Expense” means, for any period, all as determined in accordance with GAAP, total interest expense, whether paid or accrued (without duplication) (including the interest component of Capitalized Lease Obligations), of the Borrower and its Subsidiaries on a consolidated basis, including, without limitation, all bank fees, commissions, discounts and other fees and charges owed with respect to letters of credit, but excluding, however, amortization of discount, interest paid in property other than cash or any other interest expense not payable in cash, minus interest income of the Borrower and the Subsidiaries earned during such period; provided that, for the avoidance of doubt, obligations under the Tax Receivables Agreement shall not give rise to Interest Expense.

McCormick Term Loan Agreement (2026)

“Interest Payment Date” means (a) as to any Term SOFR Loan, the last day of each Interest Period applicable to such Loan, and the Maturity Date; provided, however, that if any Interest Period for a Term SOFR Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date.

“Interest Period” means as to each Term SOFR Loan, the period commencing on the date such Loan is disbursed or converted to or continued as a Term SOFR Loan and ending on the date one, three or six months thereafter (in each case, subject to availability), as selected by the Borrower in its Loan Notice; provided that:

(i)            any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(ii)           any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii)          no Interest Period shall extend beyond the Maturity Date.

“IRS” means the Internal Revenue Service, and any Governmental Authority succeeding to any of its principal functions under the Code.

“Judgment Currency” has the meaning specified in Section 10.18.

“Laws” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and publicly available administrative or judicial precedents or authorities, and all applicable administrative orders, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lender” has the meaning specified in the preamble.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify to the Borrower and the Administrative Agent which office may include any Affiliate of such Lender or any domestic or foreign branch of such Lender or such Affiliate. Unless the context otherwise requires, each reference to a Lender shall include its applicable Lending Office.

“Lender-Related Party” has the meaning specified in Section 10.04(d).

“Lien” means, with respect to any asset, any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in such asset to secure payment of a debt or performance of an obligation or other priority or preferential arrangement in the nature of security interest of any kind whatsoever; provided that in no event shall an operating lease be deemed to constitute a Lien.

McCormick Term Loan Agreement (2026)

“Litigation” has the meaning specified in Section 5.07.

“Loan” has the meaning specified in Section 2.01(a).

“Loan Documents” means this Agreement, each Note, the Fee Letters and any amendments, modifications or supplements hereto or to any other Loan Document or waivers hereof or to any other Loan Document.

“Loan Notice” means a notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Term SOFR Loans, pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Borrower.

“Material Adverse Change” means any material adverse change in the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the financial condition, assets, operations or business of the Borrower and its Subsidiaries taken as a whole or (b) the Borrower’s ability to perform and comply with its monetary obligations under this Agreement, any Note and each other Loan Document.

“Maturity Date” means the date that is three years after the Closing Date (and, if such date is not a Business Day, the Maturity Date shall be the immediately preceding Business Day).

“Maximum Rate” has the meaning specified in Section 10.09.

“Moody’s” means Moody’s Ratings.

“Net Income” means, for any period, the net income of the Borrower and its Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP.

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (i) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 10.01 and (ii) has been approved by the Required Lenders.

“Note” means a promissory note made by the Borrower in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit C.

McCormick Term Loan Agreement (2026)

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrower arising under or in connection with any Loan Document or Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Borrower or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the foregoing, the Obligations include (a) the obligation to pay principal, interest, charges, expenses, fees, indemnities and other amounts payable by the Borrower under any Loan Document and (b) the obligation of the Borrower to reimburse any amount in respect of any of the foregoing that the Administrative Agent or any Lender, in each case in its sole discretion, may elect to pay or advance on behalf of the Borrower.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Organic Document” means, (a) relative to the Borrower, its charter, its by-laws and all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorized shares of capital stock and (b) relative to any Subsidiary, its applicable corporate, partnership, joint venture or limited liability company organizational and governing documents and all arrangements applicable to any of its equity, ownership or membership interests.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06).

“Overnight Rate” means, for any day, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

“Participant” has the meaning specified in Section 10.06(d).

“Participant Register” has the meaning specified in Section 10.06(d).

“PATRIOT Act” has the meaning specified in Section 10.17.

“Payment Recipient” has the meaning specified in Section 9.10(a).

“Pension Plan” means a “pension plan,” as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which the Borrower or any corporation, trade or business that is, along with the Borrower, a member of a Controlled Group, may have liability, including any liability by reason of having been a substantial employer under Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

McCormick Term Loan Agreement (2026)

“Permitted Liens” has the meaning specified in Section 7.03(b).

“Person” means any individual, trustee, corporation, general partnership, limited partnership, limited liability company, joint stock company, firm, business association, trust, unincorporated organization, bank, joint venture, government, Governmental Authority or any other entity, whether acting in an individual, fiduciary or other capacity.

“Plan” means any Pension Plan or Welfare Plan.

“Platform” has the meaning specified in Section 6.01.

“Pre-Funded Account” means an account in the name of the Administrative Agent or an Affiliate of the Administrative Agent.

“Pre-Funding Date” has the meaning specified in Section 4.03.

“Principal Subsidiary” means a Subsidiary (a) whose total assets or net sales (each such amount expressed on a consolidated basis in the case of a Subsidiary which itself has Subsidiaries) represent, respectively, not less than 10% of either the consolidated total assets or consolidated net sales of the Borrower and its Subsidiaries, all as calculated annually by reference to the immediately preceding Fiscal Year-end financial data (consolidated or unconsolidated, as the case may be) of such Subsidiary and the then latest Fiscal Year-end audited consolidated financial statements of the Borrower, or (b) to which is transferred all or substantially all of the assets or undertakings of a Principal Subsidiary. A certificate by an Authorized Officer of the Borrower as to whether a Subsidiary is or is not or was or was not a Principal Subsidiary at a specified date shall, in the absence of manifest error, be conclusive and binding.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 6.01.

“QFC” has the meaning specified in Section 10.22(b).

“QFC Credit Support” has the meaning specified in Section 10.22.

“Receivables Facility” means any securitization facility pursuant to which the Borrower or any Subsidiary transfers accounts receivable or interests therein, directly or indirectly, to (x) a trust, partnership, corporation, limited liability company or other entity or (y) one or more investors or other purchasers, in each case which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or successor transferee of Indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such accounts receivable or interests therein.

McCormick Term Loan Agreement (2026)

“Receivables Facility Attributable Indebtedness” means the amount of obligations outstanding under any Receivables Facility. The “amount” or “principal amount” of Receivables Facility Attributable Indebtedness under any such Receivables Facility shall be deemed at any time to be the aggregate principal or stated amount of the Indebtedness or other securities of such securitization facility or, if there shall be no such principal or stated amount, the uncollected amount of the accounts receivable or interests therein transferred pursuant to such securitization facility, net of any such accounts receivable or interests therein that have been written off as uncollectible.

“Recipient” means the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder.

“Reference Period” has the meaning specified in Section 1.04(a).

“Register” has the meaning specified in Section 10.06(c).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors, representatives, members, successors, assigns and controlling persons of such Person and of such Person’s Affiliates.

“Release” means a “release,” as such term is defined in CERCLA.

“Removal Effective Date” has the meaning specified in Section 9.06(b).

“Required Lenders” means, at any time, Lenders having, prior to the funding of the Loans on the Closing Date (or the Pre-Funding Date, unless the Return Date with respect to such Pre-Funding Date has occurred and the Commitments have been reinstated), Commitments or, on and after the funding of the Loans on the Closing Date (or the Pre-Funding Date, unless the Return Date with respect to such Pre-Funding Date has occurred and the Commitments have been reinstated), Loans representing more than 50% of, prior to the funding of the Loans on the Closing Date (or the Pre-Funding Date), all of the Commitments or, on and after the funding of the Loans on the Closing Date (or the Pre-Funding Date, unless the Return Date has occurred), all of the Loans of all Lenders. The Loans and Commitments of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

“Resignation Effective Date” has the meaning specified in Section 9.06(a).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Resource Conservation and Recovery Act” means the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as in effect from time to time.

“Responsible Officer” means the chief executive officer, the chief operating officer, the president, the chief financial officer, the controller or the treasurer of the Borrower, or any other officer having substantially the same authority and responsibility and, solely for purposes of notices given pursuant to Article II, any other officer or employee of the Borrower so designated by any of the foregoing officers in a notice to the Administrative Agent or any other officer or employee of the Borrower designated in or pursuant to an agreement between the Borrower and the Administrative Agent.

McCormick Term Loan Agreement (2026)

“Return Date” has the meaning specified in Section 4.03.

“S&P” means S&P Global Ratings.

“Sale-Leaseback Transaction” means any arrangement providing for the leasing by the Borrower, directly or indirectly, of any real or tangible personal property, as part of the same transaction or series of related transactions, which such property has been or is to be sold or transferred by the Borrower to an unrelated third-party in contemplation of such leasing (other than any such arrangement having a term, including renewals, not exceeding three years).

“Same Day Funds” means with respect to disbursements and payments in Dollars, immediately available funds.

“Sanction(s)” means any economic or financial sanction, administered or enforced by (a) the United States government (including those administered by OFAC) or (b) the United Nations Security Council, the European Union or the United Kingdom, including, without limitation (i) the U.S. International Emergency Economic Powers Act; (ii) the U.S. Trading with the Enemy Act; (iii) the U.S. United Nations Participation Act; (iv) the U.S. Syria Accountability and Lebanese Sovereignty Act; (v) the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010; and (vi) the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012.

“Scheduled Unavailability Date” has the meaning set forth in Section 3.03(b)(ii).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” means Unilever PLC.

“SOFR” means the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York (or a successor administrator).

“SPC” has the meaning specified in Section 10.06(g).

“Specified Representations” means the representations of the Borrower set forth in Section 5.01(a)(i) (solely with respect to valid existence), Section 5.01(b)(i), Section 5.02(a), Section 5.02(b)(i), Section 5.03(b), Section 5.04, Section 5.08, Section 5.13, the first sentence of Section 5.16, Section 5.17 and Section 5.20.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other business entity of which more than 50% of the outstanding Equity Interests having ordinary voting power to elect a majority of the board of directors or other governing body of such entity (irrespective of whether at the time securities or interests of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency) is at the time, directly or indirectly, beneficially owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. Unless otherwise indicated, when used in this Agreement, the term “Subsidiary” shall refer to a Subsidiary of the Borrower.

McCormick Term Loan Agreement (2026)

“Successor Rate” has the meaning specified in Section 3.03(b).

“Supported QFC” has the meaning specified in Section 10.22.

“Tax Receivables Agreement” means that certain tax receivables agreement to be entered into after the Closing Date between Unilever Alpha HoldCo B.V., a private company with limited liability (beslotenvennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands and registered with the Dutch Commercial Register (Handelsregister) under number 42017560, and the Borrower.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term SOFR” means:

(a)          for any Interest Period with respect to a Term SOFR Loan, the rate per annum equal to the Term SOFR Screen Rate two U.S. Government Securities Business Days prior to the commencement of such Interest Period with a term equivalent to such Interest Period; provided that if the rate is not published prior to 11:00 a.m. on such determination date then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto; and

(b)          for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to the Term SOFR Screen Rate with a term of one month commencing that day;

provided that if the Term SOFR determined in accordance with either of the foregoing provisions (a) or (b) of this definition would otherwise be less than zero, Term SOFR shall be deemed zero for purposes of this Agreement.

“Term SOFR Loan” means a Loan that bears interest at a rate based on clause (a) of the definition of Term SOFR.

“Term SOFR Screen Rate” means the forward-looking SOFR term rate administered by CME (or any successor administrator satisfactory to the Administrative Agent) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time).

“Transactions” means, (i) the entry into this Agreement and the incurrence of the Commitments and the borrowing of Loans hereunder, (ii) the consummation of the Apollo Acquisition and the other transactions contemplated by the Apollo Acquisition Agreement and the Apollo Separation Agreement, (iii) the issuance by the Borrower of senior unsecured notes through a public offering or in a private placement and/or the entry into, and the borrowing of loans under, the Bridge Facility, in each case, to finance the Apollo Acquisition and (iv) the payment of the Transaction Costs.

McCormick Term Loan Agreement (2026)

“Transaction Costs” means the fees and expenses incurred in connection with the Transactions.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Term SOFR Loan.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Undisclosed Administration” means, in relation to a Lender or any person that directly or indirectly controls such Lender, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian, or other similar official by a Governmental Authority, supervisory authority or regulator under or based on the law in the country where such Lender or controlling person is subject to home jurisdiction supervision if Applicable Law requires that such appointment not be disclosed and such appointment has not been disclosed; provided that in any such case, such appointment does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“United States” and “U.S.” each means the United States of America.

“U.S. Government Securities Business Day” means any Business Day, except any Business Day on which any of the Securities Industry and Financial Markets Association, the New York Stock Exchange or the Federal Reserve Bank of New York is not open for business because such day is a legal holiday under the federal laws of the United States or the laws of the State of New York, as applicable.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Special Resolution Regimes” has the meaning specified in Section 10.22.

“U.S. Tax Compliance Certificate” means a certificate in substantially the form of Exhibit F-1, Exhibit F-2, Exhibit F-3 or Exhibit F-4, as applicable.

“Voting Participant” has the meaning specified in Section 10.06(d).

McCormick Term Loan Agreement (2026)

“Voting Participant Notice” has the meaning specified in Section 10.06(d).

“Welfare Plan” means a “welfare plan,” as such term is defined in Section 3(1) of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02        Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)          The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement (including this Agreement and the other Loan Documents), instrument or other document (including any Organic Document) herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, (vi) all references to “knowledge” or “awareness” of any of the Borrower or any Subsidiary thereof means the knowledge of an Authorized Officer of the Borrower or such Subsidiary, and (vii) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)          In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

McCormick Term Loan Agreement (2026)

(c)          Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03        Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, applied in a manner consistent with that used in preparing the financial statements referred to in Section 6.01, except as otherwise specifically prescribed herein. Notwithstanding anything to the contrary in this Agreement, all obligations of the Borrower and the other Subsidiaries that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU 2016-02, Leases (Topic 842) by the Financial Accounting Standards Board shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of the Loan Documents (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized or finance lease obligations in the financial statements to be delivered pursuant to the Loan Documents.

1.04        Pro forma Calculations.

(a)          For the purposes of calculating Consolidated EBITDA and Consolidated Net Tangible Assets for any period of four consecutive Fiscal Quarters (each, a “Reference Period”), if at any time during such Reference Period the Borrower or any Subsidiary of the Borrower shall have made any disposition, acquisition, merger, consolidation or investment, Consolidated EBITDA and Consolidated Net Tangible Assets for such Reference Period shall be calculated after giving pro forma effect thereto (in the manner described in this Section 1.04).

(b)          All pro forma computations required to be made hereunder giving effect to any disposition, acquisition, merger consolidation or investment shall be calculated after giving pro forma effect thereto (and to any other such transaction consummated since the first day of the period for which such pro forma computation is being made and on or prior to the date of such computation) as if such transaction had occurred on the first day of the period of four consecutive Fiscal Quarters ending with the most recent fiscal quarter of the Borrower for which financial statements are internally available, and, to the extent applicable, the historical earnings and cash flows associated with the assets acquired or disposed of, any related incurrence or reduction of Indebtedness and, in the case of any acquisition, merger, consolidation or investment without duplication, any related cost savings, operating expense reductions and synergies when realized and subject to reasonable detail which (i) are calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act or (ii) are implemented and that are factually supportable and quantifiable and expected to have a continuing impact, as if, in the case of each of clauses (i) and (ii), all such cost savings, operating expense reductions and synergies had been effected as of the beginning of such period (and for the avoidance of doubt, such cost savings, operating expense reductions and synergies shall be net of any recurring incremental expenses incurred or to be incurred during such period in order to achieve such cost savings, operating expense reductions and synergies); provided that in no event shall the Borrower be required to give pro forma effect to any transaction for which pro forma financial information is not required by Regulation S-X of the Securities Act.

McCormick Term Loan Agreement (2026)

(c)          [Reserved].

(d)          Notwithstanding anything to the contrary in this Section 1.04, any classification under GAAP of any Person, business, assets or operations in respect of which a definitive agreement for the disposition thereof has been entered into as discontinued operations, no pro forma effect shall be given to any discontinued operations (and the Consolidated EBITDA attributable to any such Person, business, assets or operations shall not be excluded for any purposes hereunder) until such disposition shall have been consummated.

(e)          Except as otherwise specifically provided herein, all computations of Consolidated EBITDA and Consolidated Net Tangible Assets and the financial ratios and other financial calculations (and all definitions (including accounting terms) used in determining any of the foregoing) and all computations and all definitions (including accounting terms) used in determining compliance with Section 7.05 (if applicable) shall be calculated, in each case, with respect to the Borrower and the Subsidiaries on a consolidated basis.

1.05        [Reserved].

1.06        [Reserved].

1.07        [Reserved].

1.08        Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.09        Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.10        [Reserved].

1.11        Delaware Divisions/Series Transactions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

McCormick Term Loan Agreement (2026)

1.12        Interest Rates. The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to any reference rate referred to herein or with respect to any rate (including, for the avoidance of doubt, the selection of such rate and any related spread or other adjustment) that is an alternative or replacement for or successor to any such rate (including, without limitation, any Successor Rate) (or any component of any of the foregoing) or the effect of any of the foregoing, or of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions or other activities that affect any reference rate referred to herein, or any alternative, successor or replacement rate (including, without limitation, any Successor Rate) (or any component of any of the foregoing) or any related spread or other adjustments thereto, in each case, in a manner adverse to the Borrower.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any reference rate referred to herein or any alternative, successor or replacement rate (including, without limitation, any Successor Rate) (or any component of any of the foregoing), in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or other action or omission related to or affecting the selection, determination, or calculation of any rate (or component thereof) provided by any such information source or service.

Article II
THE CREDITS

2.01        Loans. Subject to the terms and conditions set forth herein, each Lender severally agrees to make a term loan (each such loan, a “Loan”) to the Borrower in Dollars in a single drawing on the Closing Date (or, subject to Section 4.03, the Pre-Funding Date) in an aggregate to equal such Lender’s Commitment. Any Loans that are paid or prepaid may not be reborrowed. Loans may be Base Rate Loans or Term SOFR Loans, as further provided herein.

2.02        Borrowings, Conversions and Continuations of Loans.

(a)          Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Term SOFR Loans shall be made upon the Borrower’s irrevocable notice to the Administrative Agent, which shall be given by a Loan Notice. Each such notice must be received by the Administrative Agent not later than 11:00 a.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Term SOFR Loans or of any conversion of Term SOFR Loans to Base Rate Loans and (ii) on the requested date of any Borrowing of Base Rate Loans; provided, however, that if the Borrower wishes to request Term SOFR Loans having an Interest Period other than one, three or six months in duration as provided in the definition of “Interest Period,” the applicable notice must be received by the Administrative Agent not later than 11:00 a.m. four Business Days prior to the requested date of such Borrowing, conversion or continuation of Term SOFR Loans. Not later than 11:00 a.m., three Business Days before the requested date of such Borrowing, conversion or continuation of Term SOFR Loans, the Administrative Agent shall notify the Borrower whether or not the requested Interest Period has been consented to by all the Lenders. Each Loan Notice shall specify (i) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Term SOFR Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued; provided that the principal amount of Loans to be borrowed, converted or continued shall be in a minimum aggregate principal amount of $10,000,000, or a whole multiple of $1,000,000 in excess thereof, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Term SOFR Loans.

McCormick Term Loan Agreement (2026)

(b)          Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage of the applicable Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans. In the case of a Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of Citibank with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower.

(c)          Except as otherwise provided herein, a Term SOFR Loan may be continued or converted only on the last day of an Interest Period for such Loan. During the existence of a Default, without the consent of the Required Lenders, no Loans may be requested as, converted to or continued as Term SOFR Loans.

(d)          The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Term SOFR Loans upon determination of such interest rate. The determination of Term SOFR by the Administrative Agent shall be conclusive in the absence of manifest error. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in Citibank’s prime rate used in determining the Base Rate promptly following the public announcement of such change.

(e)          After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten Interest Periods in effect with respect to Loans.

(f)          With respect to SOFR or Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document; provided that, with respect to any such amendment effected, the Administrative Agent shall post each such amendment implementing such Conforming Changes to the Borrower and the Lenders reasonably promptly after such amendment becomes effective.

McCormick Term Loan Agreement (2026)

2.03        [Reserved].

2.04        [Reserved].

2.05        Optional Prepayments. The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (i) such notice must be in a form reasonably acceptable to the Administrative Agent and be received by the Administrative Agent not later than 11:00 a.m. (A) three Business Days prior to any date of prepayment of Term SOFR Loans and (B) on the date of prepayment of Base Rate Loans; (ii) any prepayment of Term SOFR Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof and (iii) any prepayment of Base Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Term SOFR Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein; provided that, subject to Section 3.05, such notice may state that such notice is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified date of prepayment) if such condition is not satisfied and, in the case of such revocation, the Borrower shall not be required to make such prepayment and such prepayment amount shall cease to be due and payable. Any prepayment of a Term SOFR Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05. Each such prepayment shall be applied to the Loans of the Lenders ratably.

2.06        Termination or Reduction of Commitments.

(a)          The Borrower may, at any time prior to the Closing Date (or, if earlier, the Pre-Funding Date, unless the Return Date with respect to such Pre-Funding Date has occurred and the Commitments have been reinstated), upon notice to the Administrative Agent, terminate the Commitments, or from time to time permanently reduce the Commitments; provided that, subject to Section 3.05, such notice may state that such notice is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified date of prepayment) if such condition is not satisfied and, in the case of such revocation, the Borrower shall not be required to terminate such Commitments and the Commitments shall not be reduced by such termination amount; provided, further, that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. three Business Days prior to the date of such termination or reduction and (ii) any such partial reduction shall be in an aggregate amount of $10,000,000 or any whole multiple of $5,000,000 in excess thereof. The Administrative Agent will promptly notify the Lenders of any such notice of termination or reduction of the Commitments. Any reduction of the Commitments shall be applied to the Commitment of each Lender ratably. All fees accrued until the effective date of any termination of the Commitments shall be paid on the effective date of such termination.

McCormick Term Loan Agreement (2026)

(b)          Unless previously terminated, the Commitments shall automatically terminate and be reduced to $0 on the Commitment Termination Date (after giving effect to the funding of any Loans on such date). Any termination of the Commitments pursuant to this Section 2.06(b) shall be permanent. The Borrower shall notify the Administrative Agent upon the termination of the Commitments pursuant to this Section 2.06(b) and the Administrative Agent shall promptly notify each Lender upon receipt of such notice.

2.07        Repayment of Loans. The Borrower shall repay to the Lenders on the Maturity Date the aggregate principal amount of Loans outstanding on such date.

2.08        Interest.

(a)          Subject to the provisions of subsection (b) below, (i) each Term SOFR Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to Term SOFR for such Interest Period plus the Applicable Rate and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate.

(b)          (i)           If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)          If any amount (other than principal of any Loan) payable by the Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iii)         Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)          Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.09       Fees.

(a)          Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Lender, on the Closing Date (or, if earlier, the date on which the Commitments are terminated in full in accordance with Section 2.06), a commitment fee (the “Commitment Fee”) in Dollars and in Same Day Funds, calculated at a rate per annum equal to 0.10% on the actual daily amount of the undrawn Commitments of such Lender, during the period from and including July 29, 2026 to but excluding the Closing Date (or, if earlier the date on which such Commitments are terminated in full in accordance with Section 2.06). For the avoidance of doubt, the Commitments shall be undrawn and outstanding, and the Commitment Fee will accrue at all times, on (and including) and after any Return Date until the Commitments are drawn on the Closing Date (or any Pre-Funding Date occurring after such Return Date).

McCormick Term Loan Agreement (2026)

(b)         Other Fees. The Borrower shall pay to the Arrangers and the Administrative Agent fees in the amounts and at the times specified in the Fee Letters, which fees shall be for the respective accounts of the Administrative Agent, the Arrangers and/or the Lenders as specified in the Fee Letters. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever, except to the extent agreed in writing.

2.10        Computation of Interest and Fees. All computations of interest for Base Rate Loans (including Base Rate Loans determined by reference to Term SOFR) shall be made on the basis of a year of 365 or 366 days and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.11        Evidence of Debt. The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.12        Payments Generally; Administrative Agent’s Clawback.

(a)          General. All payments to be made by the Borrower shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff. All payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in Dollars and in Same Day Funds not later than 2:00 p.m. on the date specified herein. Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Agreement be made in the United States. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall in each case be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

McCormick Term Loan Agreement (2026)

(b)          (i)             Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed Closing Date (or the Pre-Funding Date, if applicable) that such Lender will not make available to the Administrative Agent such Lender’s share of any Borrowing, the Administrative Agent may assume that such Lender has made such share available on the Closing Date (or the Pre-Funding Date, if applicable) in accordance with Section 2.02 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in Same Day Funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Overnight Rate, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)          Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due.

(c)          Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions set forth in Section 4.02 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d)          Obligations of Lenders Several. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 10.04(c) are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 10.04(c).

McCormick Term Loan Agreement (2026)

(e)          Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.13        Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Loans and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that:

(i)          if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)          the provisions of this Section 2.13 shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than an assignment to the Borrower or any Subsidiary thereof (as to which the provisions of this Section 2.13 shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

2.14        [Reserved].

2.15        [Reserved].

2.16        [Reserved].

McCormick Term Loan Agreement (2026)

2.17        Defaulting Lenders.

(a)          Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law:

(i)          Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

(ii)          Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 10.08), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(b)         Certain Fees. No Defaulting Lender shall be entitled to receive any Commitment Fee payable under Section 2.09(a) for any period in which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay the remaining amount of any such Commitment Fee that otherwise would have been required to have been paid to such Defaulting Lender).

(c)          Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will take such other actions as the Administrative Agent may determine to be necessary, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to any Commitment Fee accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

McCormick Term Loan Agreement (2026)

Article III
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01        Taxes.

(a)          Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes. (i) Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Laws.

(ii)          If the Borrower or the Administrative Agent shall be required by any Applicable Laws to withhold or deduct any Taxes from any payment, then (A) the Borrower or the Administrative Agent, as required by such Laws, shall withhold or make such deductions as are determined by it to be required, (B) the Borrower or the Administrative Agent, to the extent required by such Laws, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with such Laws, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the Borrower shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b)          Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)          Tax Indemnifications. (i) The Borrower shall indemnify each Recipient and shall make payment in respect thereof, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority (except any such amounts arising from such Recipient’s gross negligence, intentional or reckless misconduct, or violation of Section 3.01(e) or Section 3.06(a)). A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

McCormick Term Loan Agreement (2026)

(ii)          Each Lender shall, and does hereby, severally indemnify, and shall make payment in respect thereof within ten (10) days after demand therefor, (x) the Administrative Agent against any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (y) the Administrative Agent and the Borrower, as applicable, against any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.06(c) relating to the maintenance of a Participant Register and (z) the Administrative Agent and the Borrower, as applicable, against any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent or the Borrower in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent or the Borrower, as applicable, shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii).

(d)          Evidence of Payments. As soon as reasonably practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)          Status of Lenders; Tax Documentation. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law or the taxing authorities of a jurisdiction pursuant to such Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation either (A) set forth in Sections 3.01(e)(ii)(A), (ii)(B) and (iii) below or (B) required by Applicable Law other than the Code or the taxing authorities of the jurisdiction pursuant to such Applicable Law to comply with the requirements for exemption or reduction of withholding tax in that jurisdiction) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

McCormick Term Loan Agreement (2026)

(ii)          Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A)          any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)          any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(I)	in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN-E (or W-8BEN, as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN-E (or W-8BEN, as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(II)	executed copies of IRS Form W-8ECI;

(III)	in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a U.S. Tax Compliance Certificate in the form of Exhibit F-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (y) executed copies of IRS Form W-8BEN-E (or W-8BEN, as applicable); or

(IV)	to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by executed copies of the underlying IRS Forms W-8ECI, IRS Forms W-8BEN-E (or W-8BEN, as applicable) and IRS Forms W-8IMY, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, an executed copy of IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner; and

McCormick Term Loan Agreement (2026)

(C)          any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies (or, if required, originals) of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(D)          if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent, as applicable, to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii)         Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 3.01 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(f)          Treatment of Certain Refunds. Unless required by applicable Laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender, as the case may be. If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 3.01, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 3.01 with respect to the Indemnified Taxes giving rise to such refund), net of all out-of-pocket expenses of such Recipient and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of the Recipient agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Recipient in the event such Recipient is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection, in no event will a Recipient be required to pay any amount to the Borrower pursuant to this subsection the payment of which would place such Recipient in a less favorable net after-Tax position than such Recipient would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require a Recipient to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

McCormick Term Loan Agreement (2026)

(g)          Survival. Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

3.02        Illegality. If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the Term SOFR Screen Rate or SOFR, or to determine or charge interest rates based upon the Term SOFR Screen Rate or SOFR, then, upon notice thereof by such Lender to the Borrower (through the Administrative Agent), (a) any obligation of such Lender to make or maintain Term SOFR Loans or to convert Base Rate Loans to Term SOFR Loans shall be, in each case, suspended, and (b) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Term SOFR component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Term SOFR component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (i) the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay all Term SOFR Loans or convert all Term SOFR Loans of such Lender to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Term SOFR component of the Base Rate), in each case, immediately, or, in the case of Term SOFR Loans, on the last day of the Interest Period therefor if such Lender may lawfully continue to maintain such Term SOFR Loans to such day and (ii) if such notice asserts the illegality of such Lender determining or charging interest rates based upon SOFR, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Term SOFR component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 3.05.

McCormick Term Loan Agreement (2026)

3.03        Inability to Determine Rates.

(a)          If in connection with any request for a Term SOFR Loan or a conversion of Base Rate Loans to Term SOFR Loans or a continuation of any of such Loans, as applicable, (i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (A) the circumstances under clause (i) of Section 3.03(b) or the Scheduled Unavailability Date has occurred with respect to the Term SOFR Screen Rate, or (B) adequate and reasonable means do not otherwise exist for determining the Term SOFR Screen Rate for any determination date(s) or requested Interest Period, as applicable, with respect to a proposed Term SOFR Loan or in connection with an existing or proposed Base Rate Loan, or (ii) the Administrative Agent or the Required Lenders determine that for any reason that the Term SOFR Screen Rate with respect to a proposed Loan for any requested Interest Period or determination date(s) does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender.

Thereafter, (x) the obligation of the Lenders to convert Base Rate Loans to Term SOFR Loans, shall be suspended in each case to the extent of the affected Loans or Interest Period or determination date(s), as applicable, and (y) in the event of a determination described in the preceding sentence with respect to the Term SOFR component of the Base Rate, the utilization of the Term SOFR component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (or, in the case of a determination by the Required Lenders described in clause (ii) of this Section 3.03(a), until the Administrative Agent upon instruction of the Required Lenders) revokes such notice.

Upon receipt of such notice, (i) the Borrower may revoke any pending request for a Borrowing of, or conversion to Term SOFR Loans, to the extent of the affected Loans or Interest Period or determination date(s), or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein and (ii) any outstanding affected Term SOFR Loans shall be deemed to have been converted to Base Rate Loans immediately.

(b)         Replacement of Term SOFR or Successor Rate. Notwithstanding anything to the contrary herein or in any other Loan Documents, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or Required Lenders notify the Administrative Agent (with, in the case of the Required Lenders, a copy to the Borrower) that the Borrower or Required Lenders (as applicable) have determined, that:

(i)          adequate and reasonable means do not exist for ascertaining one month, three month and six month interest periods of Term SOFR, including, without limitation, because the Term SOFR Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary; or

McCormick Term Loan Agreement (2026)

(ii)          CME or any successor administrator of the Term SOFR Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent or such administrator with respect to its publication of Term SOFR, in each case acting in such capacity, has made a public statement identifying a specific date after which one month, three month and six month interest periods of Term SOFR or the Term SOFR Screen Rate shall or will no longer be representative or made available, or permitted to be used for determining the interest rate of Dollar denominated syndicated loans, or shall or will otherwise cease; provided that, at the time of such statement, there is no successor administrator that is satisfactory to the Administrative Agent that will continue to provide such representative interest periods of Term SOFR after such specific date (the latest date on which one month, three month and six month interest periods of Term SOFR or the Term SOFR Screen Rate are no longer representative or available permanently or indefinitely, the “Scheduled Unavailability Date”);

then, on a date and time determined by the Administrative Agent (any such date, the “Term SOFR Replacement Date”), which date shall be at the end of an Interest Period or on the relevant interest payment date, as applicable, for interest calculated and, solely with respect to clause (ii) above, no later than the Scheduled Unavailability Date, Term SOFR will be replaced hereunder and under any Loan Document with Daily Simple SOFR for any payment period for interest calculated that can be determined by the Administrative Agent, in each case, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document (the “Successor Rate”).

If the Successor Rate is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

Notwithstanding anything to the contrary herein, (i) if the Administrative Agent determines that Daily Simple SOFR is not available on or prior to the Term SOFR Replacement Date, or (ii) if the events or circumstances of the type described in Section 3.03(b)(i) or (ii) have occurred with respect to the Successor Rate then in effect, then in each case, the Administrative Agent and the Borrower may amend this Agreement solely for the purpose of replacing Term SOFR or any then current Successor Rate in accordance with this Section 3.03 at the end of any Interest Period, relevant interest payment date or payment period for interest calculated, as applicable, with an alternative benchmark rate giving due consideration to any evolving or then existing convention for similar Dollar denominated credit facilities syndicated and agented in the United States for such alternative benchmark and, in each case, including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then existing convention for similar Dollar denominated credit facilities syndicated and agented in the United States for such benchmark. For the avoidance of doubt, any such proposed rate and adjustments, shall constitute a “Successor Rate”. Any such amendment shall become effective at 5:00 p.m. on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders object to such amendment.

(c)          Successor Rate. The Administrative Agent will promptly (in one or more notices) notify the Borrower and each Lender of the implementation of any Successor Rate.

McCormick Term Loan Agreement (2026)

Any Successor Rate shall be applied in a manner consistent with market practice; provided that to the extent such market practice is not administratively feasible for the Administrative Agent, such Successor Rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent.

Notwithstanding anything else herein, if at any time any Successor Rate as so determined would otherwise be less than zero, the Successor Rate will be deemed to be zero for the purposes of this Agreement and the other Loan Documents.

In connection with the implementation of a Successor Rate, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement; provided that, with respect to any such amendment effected, the Administrative Agent shall post each such amendment implementing such Conforming Changes to the Borrower and the Lenders reasonably promptly after such amendment becomes effective.

3.04        Increased Costs.

(a)          Increased Costs Generally. If any Change in Law shall:

(i)          impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)          subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)         impose on any Lender or the applicable interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Term SOFR Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting to, continuing or maintaining any Term SOFR Loan (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or any other amount) then, upon request of such Lender, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender, as the case may be, for such additional costs incurred or reduction suffered.

(b)          Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

McCormick Term Loan Agreement (2026)

(c)          Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in clauses (a) or (b) of this Section 3.04 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

(d)          Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section 3.04 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section 3.04 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e)          Notwithstanding any other provision of this Section 3.04, no Lender shall demand compensation for any increased cost or reduction pursuant to this Section 3.04 if it shall not at the time be the general policy or practice of such Lender to demand such compensation in similar circumstances under comparable provisions of other credit agreements.

3.05        Compensation for Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)          any continuation, conversion, payment or prepayment of any Term SOFR Loan on a day other than the last day of the Interest Period for such Loan (in any case, whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)          any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower;

(c)          [reserved]; or

(d)          any assignment of a Term SOFR Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 10.13;

including any loss or expense arising from the reemployment of funds obtained by it to maintain such Loan. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

McCormick Term Loan Agreement (2026)

3.06        Mitigation Obligations; Replacement of Lenders.

(a)          Designation of a Different Lending Office. Each Lender may make any Loan to the Borrower through any Lending Office; provided that the exercise of this option shall not affect the obligation of the Borrower to repay the Loan in accordance with the terms of this Agreement. If any Lender requests compensation under Section 3.04, or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then at the request of the Borrower such Lender shall, as applicable, use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)         Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, the Borrower may replace such Lender, as applicable, in accordance with Section 10.13.

3.07        Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Commitments and repayment of all other Obligations hereunder.

Article IV
CONDITIONS PRECEDENT TO LOANS

4.01        Conditions Precedent to the Effective Date. The Lenders’ Commitments shall become effective hereunder on and as of the first date (the “Effective Date”) on which each of the following conditions is satisfied (or waived in writing in accordance with Section 10.01):

(a)          Loan Documents. This Agreement and any Notes (to the extent requested by any Lender in accordance with Section 2.11) shall have been executed by the Borrower and delivered to the Administrative Agent (or counsel to the Administrative Agent), each of which may be delivered by facsimile or other electronic transmission (including “pdf” and “tif”), followed promptly after the Effective Date by originals; provided that the delivery of any originals shall not be a condition precedent to the Effective Date.

(b)          Effective Date Deliverables. The Administrative Agent (or counsel to the Administrative Agent) shall have received a certificate of a Responsible Officer, Secretary or Assistant Secretary of the Borrower, dated the Effective Date and certifying:

(i)          that attached thereto is a true, correct and complete copy of (A) the charter of the Borrower as in effect on the Effective Date, and (B) the bylaws of the Borrower as in effect on the Effective Date, in each case with a certification that such Organic Document has not been modified, rescinded or amended and is in full force and effect as of the Effective Date;

McCormick Term Loan Agreement (2026)

(ii)          that attached thereto is a true, correct and complete copy of the resolutions of the board of directors of the Borrower authorizing (A) the execution, delivery and performance of the Loan Documents and any other document delivered in connection therewith and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and (B) an authorized Person or Persons to sign such Loan Documents and any documents to be delivered by the Borrower pursuant thereto;

(iii)         as to the incumbency and specimen signature of each of the officers of the Borrower authorized to execute and deliver, as applicable, the Loan Documents and all other documents contemplated thereby to be delivered by it hereunder together with a certificate of another officer as to the incumbency and specimen signature of the Responsible Officer, Secretary or Assistant Secretary executing the certificate pursuant to this Section 4.01(b)(iii); and

(iv)         that attached thereto is a true, correct and complete copy of a good standing certificate for the Borrower from the State Department of Assessments and Taxation of Maryland (or similar, applicable Governmental Authority) of its state of incorporation as of a recent date.

(c)          Know Your Customer and Other Required Information. The Administrative Agent shall have received, no later than three (3) Business Days prior to the Effective Date, all documentation and other information about the Borrower required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation, to the extent reasonably requested in writing by the Arrangers at least ten (10) Business Days prior to the Effective Date.

(d)          Legal Opinions. The Arrangers shall have received customary legal opinions of (i) Venable LLP, Maryland counsel to the Borrower, and (ii) Cleary Gottlieb Steen & Hamilton LLP, New York counsel to the Borrower, and, in each case, addressed to the Administrative Agent and the Lenders, in form and substance reasonably satisfactory to the Administrative Agent.

(e)          Payment of Fees. The Arrangers, the Administrative Agent and the Lenders shall have received (or shall simultaneously receive) all fees and invoiced expenses required to be paid on or prior to the Effective Date pursuant to the Fee Letters or this Agreement; provided, that, in the case of expenses, the Borrower has received a reasonably detailed summary of such expenses not less than two Business Days prior to the Effective Date.

(f)          Reduction of Commitments under Bridge Facility. Concurrently with the occurrence of the Effective Date, the commitments in respect of the Bridge Facility shall be reduced by an amount equivalent to the amount of Commitments on the Effective Date hereunder.

McCormick Term Loan Agreement (2026)

Without limiting the generality of the provisions of Section 9.04, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date or the actual Effective Date, as the case may be, specifying its objection thereto. The Administrative Agent shall notify the Borrower and the Lenders of the occurrence of the Effective Date, and such notice shall be conclusive and binding.

4.02        Conditions Precedent to the Closing Date. The obligation of each Lender to make Loans on the Closing Date (including by way of a release of the proceeds from the Pre-Funded Account) are subject to the satisfaction (or waiver in writing in accordance with Section 10.01) of each of the following conditions precedent not later than the Commitment Termination Date:

(a)          Effective Date. The Effective Date shall have occurred.

(b)          The Apollo Acquisition. The Apollo Acquisition shall have been consummated substantially concurrently with the Borrowing of the Loans hereunder on the Closing Date materially in accordance with each of the Apollo Separation Agreement and the Apollo Acquisition Agreement and neither the Apollo Separation Agreement nor the Apollo Acquisition Agreement shall have been amended or modified, and no condition therein shall have been waived or consent thereto granted by the Borrower, in any respect that is materially adverse to the Lenders without the Administrative Agent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) (it being understood that (a) any decrease in the purchase price shall not be materially adverse to the interests of the Lenders so long as such decrease is less than 10% of the aggregate consideration for the Apollo Acquisition and such reduction is applied, subject to the applicable mandatory prepayment and commitment reduction requirements of the Bridge Facility, to reduce the Commitments on a Dollar-for-Dollar basis, (b) any decrease in the purchase price shall be materially adverse to the interests of the Lenders if such decrease is equal to or greater than 10% of the aggregate consideration for the Apollo Acquisition, (c) any increase in the purchase price shall not be materially adverse to the Lenders so long as such increase is not funded with third-party debt for borrowed money) and (d) any amendment to the definition of “SpinCo Material Adverse Effect” shall be materially adverse to the Lenders.

(c)          SpinCo Material Adverse Effect. Except as otherwise disclosed or identified in (a) the Company Public Documents filed and publicly available on the SEC’s EDGAR database or the FCA’s National Storage Mechanism at least one Business Day prior to March 31, 2026 (excluding disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in Article V of the Apollo Acquisition Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), since the Balance Sheet Date, there has not been any SpinCo Material Adverse Effect. All capitalized terms used in this Section 4.02(c) shall have the meanings attributed thereto in the Apollo Acquisition Agreement as in effect on March 31, 2026.

McCormick Term Loan Agreement (2026)

(d)          Financial Statements. To the extent also provided to Citigroup Global Markets Inc., Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., in their capacities as lead arrangers of the Bridge Facility, (x) with respect to the Borrower, the Administrative Agent shall have received (I) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each of the two most recent Fiscal Years ended at least 60 days prior to the Closing Date and (II) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each subsequent Fiscal Quarter (other than the fourth Fiscal Quarter) ended at least 40 days before the Closing Date (and the corresponding period in the prior year) and (y) with respect to the Apollo Acquired Business, the Administrative Agent shall have received (I) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each of the two most recent fiscal years ended at least 90 days prior to the Closing Date and (II) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each subsequent fiscal quarter (other than the fourth fiscal quarter) after the delivery of the audited financial statements in (y)(I) above, with the first of such quarterly financial statements within 90 days of the end of such fiscal quarter and each subsequent quarterly financial statements within 60 days of the end of each fiscal quarter (and the corresponding period in the prior year); provided that, the financial statements required to be delivered pursuant to clauses (x) and (y) of this Section 4.02(d) shall be prepared in accordance with either the International Financial Reporting Standards, as issued by the International Accounting Standards Board, or U.S. generally accepted accounting principles and meet the requirements of Regulation S-X under the Securities Act of 1933, as amended, and all other accounting rules and regulations of the Securities and Exchange Commission promulgated thereunder applicable to a registration statement under such Act on Form S-3. The Arrangers hereby acknowledge that the Borrower’s public filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, of any required financial statements will satisfy clause (x) of this paragraph.

(e)          Pro Forma Financials. To the extent also provided to Citigroup Global Markets Inc., Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., in their capacities as lead arrangers of the Bridge Facility, as required by Rule 3-05 and Article 11 of Regulation S-X, the Administrative Agent shall have received customary pro forma financial statements of the Borrower giving effect to the Transactions, for the prior fiscal year and as of the date of and for the period ending on the date of the latest financial statements pursuant to Section 4.02(d), as required to be filed with the Securities and Exchange Commission (regardless of the passage of time), meeting the requirements of Regulation S-X under the Securities Act of 1933, as amended, and all other accounting rules and regulations of the Securities and Exchange Commission promulgated thereunder applicable to a registration statement under such Act filed by the Borrower on Form S-3.

(f)          Certificates. The Administrative Agent shall have received (i) a certificate signed by an Authorized Officer of the Borrower certifying there has been no change to the certificates, resolutions or other equivalent documents since the date of their delivery pursuant to Sections 4.01(b)(i), 4.01(b)(ii) and 4.01(b)(iii) (or attaching thereto any updated certificate, resolutions or other equivalent documents), (ii) a good standing certificate for the Borrower from the State Department of Assessments and Taxation of Maryland as of the Closing Date (or such earlier date reasonably satisfactory to the Administrative Agent), (iii) a certificate of an Authorized Officer of the Borrower certifying that the conditions precedent in Section 4.02(b), (c) and (h) have been, or substantially concurrently with the borrowing of Loans hereunder, shall be satisfied, (iv) a Loan Notice for the Borrowings on the Closing Date (or the Pre-Funding Date, as applicable), in accordance with Section 2.02 and (v) a solvency certificate from the treasurer or other financial officer of the Borrower substantially in the form of Exhibit G hereto.

McCormick Term Loan Agreement (2026)

(g)          Payment of Fees. The Arrangers, the Administrative Agent and the Lenders shall have received (or shall simultaneously receive) all fees and invoiced expenses required to be paid on or prior to the Closing Date pursuant to the Fee Letters or this Agreement; provided, that, in the case of expenses, the Borrower has received a reasonably detailed summary of such expenses not less than two Business Days prior to the Closing Date (which amounts may be offset against the proceeds of the Loans funded on the Closing Date).

(h)          Representations. The Specified Representations and the Apollo Acquisition Agreement Representations shall be true and correct in all material respects.

Without limiting the generality of the provisions of Section 9.04, for purposes of determining compliance with the conditions specified in this Section 4.02, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date, the actual Closing Date or the Pre-Funding Date (as applicable), as the case may be, specifying its objection thereto. The Administrative Agent shall notify the Borrower and the Lenders of the occurrence of the Closing Date, and such notice shall be conclusive and binding.

4.03        Funding of the Loans Prior to the Closing Date. The Borrower may request in the applicable Loan Notice, which shall be delivered in accordance with Section 2.02(a), that the Lenders fund their pro rata share of the applicable Borrowing one Business Day in advance of the anticipated Closing Date (which anticipated Closing Date shall have been reasonably determined by the Borrower upon delivering such Loan Notice) (such requested date of funding, the “Pre-Funding Date”), in which case, each Lender shall make available to the Administrative Agent its pro rata share of the applicable Borrowing in Same Day Funds not later than 1:00 p.m. on the Pre-Funding Date in accordance with Section 2.02(a), as if such Pre-Funding Date was the applicable date of Borrowing; provided that all conditions set forth in Section 4.02 (other than Sections 4.02(b), (c), (f)(iii) and (h)) shall be satisfied on such Pre-Funding Date. The parties hereby agree that (i) the Loans so funded shall accrue interest as contemplated by Section 2.08 from the Pre-Funding Date and be due and payable to the Lenders on the dates set forth in and otherwise in accordance with Section 2.08 (except to the extent provided in clause (y) of the immediately succeeding sentence), as if such Loans were funded to the Borrower on the Pre-Funding Date, (ii) all fees that would have been payable to the Lenders on the Closing Date pursuant to Section 4.02(g) shall be due and payable on the Pre-Funding Date and (iii) the proceeds of the Loans shall not be released from the Pre-Funded Account until the Closing Date occurs in accordance with Section 4.02. If the Closing Date does not occur on or before the earlier of the third Business Day after the Pre-Funding Date and the Commitment Termination Date, then on the Business Day immediately following such earlier date (such date, the “Return Date”), (x) the Loans shall be repaid immediately, (y) the Borrower shall pay all interest accrued thereon from the Pre-Funding Date to, but excluding, the Return Date and (z) if the Commitment Termination Date has not occurred, the Commitments shall be restored to the amount they would have been at but for the funding of the Loans on the Pre-Funding Date. The Borrower shall be liable for all accrued and unpaid interest, fees and other expenses as provided for herein, including any fees and expenses of the Administrative Agent in connection with the establishment and maintenance of the Pre-Funded Account.

McCormick Term Loan Agreement (2026)

Article V
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Administrative Agent and each Lender that on the Effective Date (other than Section 5.20) and on the Closing Date:

5.01        Organization, etc.

(a)          The Borrower and each of its Principal Subsidiaries is (i) a corporation, partnership or limited liability company duly organized or formed, validly existing and (to the extent the concept is applicable in such jurisdiction) in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) is duly qualified to do business and is in good standing in each jurisdiction where the nature of its business requires such qualification, except, in the case of clause (ii) where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect,

(b)          The Borrower and each of its Principal Subsidiaries has full power and authority and holds all material requisite governmental licenses, permits and other approvals to (i) enter into and perform its Obligations under this Agreement, the Notes and each other Loan Document to which it is a party and (ii) to own or hold under lease its property and to conduct its business substantially as currently conducted by it except, with respect to this clause (b), where the failure to have or hold such items would not reasonably be expected to have a Material Adverse Effect.

5.02        Due Authorization, Non-Contravention, etc.

(a)          The execution, delivery and performance by the Borrower of this Agreement, the Notes and each other Loan Document executed or to be executed by it, are within the Borrower’s corporate powers and have been duly authorized by all necessary corporate action.

(b)          The execution, delivery and performance by the Borrower of this Agreement, the Notes and each other Loan Document executed or to be executed by it do not:

(i)          contravene the Borrower’s Organic Documents;

(ii)          contravene any contractual restriction, law or governmental regulation or court decree or order, in each case binding on or affecting the Borrower and its Subsidiaries; or

(iii)         result in, or require the creation or imposition of, any Lien on any of the Borrower’s properties.

McCormick Term Loan Agreement (2026)

5.03        Government Approval Regulation, etc.

(a)          No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower of this Agreement, the Notes or any other Loan Document executed or to be executed by the Borrower. The Borrower may, however, be required to file this Agreement with the Securities and Exchange Commission pursuant to applicable securities laws and regulations.

(b)          The Borrower is not required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended from time to time.

5.04        Validity, etc. This Agreement, the Notes and each other Loan Document have been duly executed and delivered by the Borrower. This Agreement constitutes, and the Notes and each other Loan Document executed by the Borrower will, on the due execution and delivery thereof, constitute, the legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms, subject to the effect of bankruptcy insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors’ rights generally and by general principles of equity.

5.05        Financial Information. The consolidated balance sheets of the Borrower and its Subsidiaries as at November 30, 2025, and the related consolidated statements of earnings and cash flow of the Borrower and its Subsidiaries, copies of which have been furnished to the Administrative Agent and each Lender, have been prepared in accordance with GAAP consistently applied, and present fairly in all material respects the consolidated financial condition of the Borrower and its Subsidiaries as at the dates thereof and the results of their operations for the periods then ended.

5.06        No Material Adverse Change. Since the date of the financial statements described in Section 5.05, there has been no Material Adverse Change.

5.07        Litigation, Labor Controversies, etc. There is no pending or, to the knowledge of the Borrower, threatened litigation, action, proceeding, or labor controversy affecting the Borrower or any of its Subsidiaries, or any of their respective properties, businesses, assets or revenues, that, if determined adversely, (a) would be reasonably expected to result in a Material Adverse Effect or which purports to affect the legality, validity or enforceability of this Agreement, the Notes or any other Loan Document, or (b) except (x) as disclosed in Schedule 5.07 (“Litigation”) or (y) as specifically disclosed in any Securities and Exchange Commission documents filed or furnished and publicly available on or before the date hereof, would be reasonably expected to result in a Material Adverse Effect.

McCormick Term Loan Agreement (2026)

5.08        No Event of Default. On and as of the Closing Date, no Event of Default under Section 8.01(a) (with respect to non-payment of fees or interest) or Section 8.01(i) (with respect to the Borrower) shall have occurred and be continuing.

5.09        [Reserved].

5.10        [Reserved].

5.11        Pension Plans. No condition exists or event or transaction has occurred with respect to any Pension Plan which would reasonably be expected to result in the incurrence by the Borrower or any member of the Controlled Group of any liability, fine or penalty which would reasonably be expected to have a Material Adverse Effect.

5.12        [Reserved].

5.13        Regulations U and X. No proceeds of any Loans will be used for a purpose which violates, or would be inconsistent with, FRB Regulation U or X. The Borrower is not engaged, principally or as one of its material activities, in the business of extending credit for the purpose of purchasing or carrying margin stock, and not more than 25% of the consolidated assets of the Borrower and its Subsidiaries consists of margin stock. Terms for which meanings are provided in FRB Regulation U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section 5.13 with such meanings.

5.14        Accuracy of Information. All written information and written data (other than any projected financial information or information of a general economic or industry nature) furnished to the Administrative Agent or any Lender by or on behalf of the Borrower in connection herewith, as and when furnished and taken as a whole with all other information made available (taken in combination with the information contained in the Borrower’s filings with the Securities and Exchange Commission) and after giving effect to all supplements and updates provided thereto, does not contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein (taken as a whole) not materially misleading, in light of the circumstances under which they were made; provided that, with respect to projected financial information, the Borrower represents only that such projections, when taken as a whole, were prepared or will be prepared in good faith based upon assumptions believed to be reasonable at the time prepared (it being understood that (i) such projections are as to future events and are not to be viewed as facts, (ii) such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower or any of its Subsidiaries and (iii) no assurances can be given that any particular projections will be realized, and that actual results may differ significantly from the projected results and such differences may be material and (iv) the Borrower makes no representation that the projected financial information will in fact be realized).

McCormick Term Loan Agreement (2026)

5.15        [Reserved].

5.16        Sanctions. No proceeds of any Loans will be used, directly or indirectly, to fund any activities of or business in any Designated Jurisdiction, or with any individual or entity that, at the time of such funding, is a person or entity with whom dealings are restricted or prohibited by, or are sanctionable under Sanctions, or in any other manner, in each case that will result in a violation by any individual or entity participating in the transaction, whether as Lender, Arrangers, Administrative Agent or otherwise, of Sanctions. None of the Borrower, any of its Subsidiaries or directors or officers is a person with whom dealings are restricted or prohibited under any Sanctions.

5.17        Anti-Corruption Laws. No proceeds of any Loans will be used (a) in violation by the Borrower or its Subsidiaries of the USA PATRIOT Act, the United States Foreign Corrupt Practices Act of 1977 or the UK Bribery Act 2010 or (b) in violation of any other similar anti-corruption legislation in other jurisdictions.

5.18        [Reserved].

5.19        ERISA. The Borrower is not and will not be (1) an employee benefit plan subject to Title I of ERISA, (2) a plan or account subject to Section 4975 of the Code; (3) an entity deemed to hold “plan assets” of any such plans or accounts for purposes of ERISA or the Code; or (4) a “governmental plan” within the meaning of ERISA.

5.20        Solvency. On and as of the Closing Date, immediately after giving effect to the Transactions, (a) the fair value and the present fair saleable value of any and all property of the Borrower and its Subsidiaries, on a consolidated basis, is greater than the probable liability on existing debts of the Borrower and its Subsidiaries, on a consolidated basis, as they become absolute and matured (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability); (b) the Borrower and its Subsidiaries, on a consolidated basis are able to pay their debts (including, without limitation, contingent and subordinated liabilities) as they become absolute and mature (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability); and (c) the Borrower and its Subsidiaries are not engaged in businesses or transactions, nor about to engage in businesses or transactions, for which any property remaining would, on a consolidated basis, constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which they are engaged.

McCormick Term Loan Agreement (2026)

Article VI
AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation shall remain unpaid, unless the Required Lenders waive compliance in writing in accordance with Section 10.01:

6.01        Financial Information Reports, Notices, etc. Subject to the last paragraph of Section 10.07, the Borrower will furnish, or will cause to be furnished, to the Administrative Agent copies of the following financial statements, reports, notices and information:

(a)          as soon as available and in any event within ten (10) Business Days following the required submission date of the Borrower’s Form 10-Q to the Securities and Exchange Commission at the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such Fiscal Quarter and consolidated statements of earnings and cash flow of the Borrower and its Subsidiaries for such Fiscal Quarter and for the period commencing at the end of the previous Fiscal Year and ending with the end of such Fiscal Quarter, certified by an Authorized Officer of the Borrower as presenting fairly, in all material respects, the financial position, results of operations and cash flows of the Borrower and its Subsidiaries on a consolidated basis as of the end of and for such Fiscal Quarter, subject to normal year-end audit adjustments and the absence of certain footnotes;

(b)          as soon as available and in any event within ten (10) Business Days following the required submission date of the Borrower’s Form 10-K after the end of each Fiscal Year of the Borrower, a copy of the annual audit report for such Fiscal Year for the Borrower and its Subsidiaries, including therein a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such Fiscal Year and consolidated statements of earnings and cash flow of the Borrower and its Subsidiaries for such Fiscal Year, in each case certified (without any Impermissible Qualification) by Ernst & Young, LLP or other independent public accountants of recognized national standing, to the effect that the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Borrower and its consolidated Subsidiaries on a consolidated basis as of the end of and for such Fiscal Year;

(c)          concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate executed by the Treasurer or an Authorized Officer of the Borrower (x) on and after the Closing Date showing (in reasonable detail and with appropriate calculations and computations in all respects reasonably satisfactory to the Administrative Agent) compliance with the financial covenant set forth in Section 7.05 (if applicable) and (y) on and after the Effective Date certifying as to whether any Default has occurred and, if a Default has occurred, describing such Default and the steps, if any, being taken to cure it (which delivery may, unless the Administrative Agent, or a Lender requests executed originals, be by electronic communication including fax or email and shall be deemed to be an original authentic counterpart thereof for all purposes);

McCormick Term Loan Agreement (2026)

(d)          as soon as possible and in any event within three Business Days upon any officer or director of the Borrower becoming aware of the occurrence of any Default, a statement of the Treasurer or the chief financial or any Authorized Officer of the Borrower setting forth details of such Default and the actions which the Borrower has taken or proposes to take with respect thereto;

(e)          as soon as possible and in any event within ten Business Days after the occurrence of any adverse development in any litigation or proceeding affecting the Borrower or any of its Principal Subsidiaries, which, if adversely determined, would result in a Material Adverse Effect, notice thereof;

(f)           promptly after the sending or filing thereof, copies of all reports which the Borrower sends to any of its security holders, and all reports and registration statements (other than on Form S-8 or any successor form) which the Borrower or any of its Subsidiaries files with the Securities and Exchange Commission or any national securities exchange; and

(g)          such other non-confidential information with respect to the financial condition or operations of the Borrower or any of its Subsidiaries as any Lender through the Administrative Agent may from time to time reasonably request; provided that (i) in no event shall the Borrower be required to disclose any information if doing so would be reasonably likely to result in a violation of Regulation FD and (ii) if in the Borrower’s reasonably judgment, the disclosure of any requested information would compromise any attorney-client privilege, privilege afforded to attorney work product or similar privilege, the Borrower shall make available redacted versions of requested documents or, if unable to do so consistent with the preservation of such privilege, shall endeavor in good faith otherwise to disclose information responsive to such request in a manner that will protect such privilege.

Documents required to be delivered pursuant to this Section 6.01 (to the extent any such documents are included in materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which (i) the Borrower posts such documents, or provides a link thereto on the Borrower website on the Internet at http://www.mccormick.com (or such other website address as may be updated from time to time and provided to the Administrative Agent in writing) or (ii) such documents are posted on the Securities and Exchange Commission’s website at www.sec.gov. The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

McCormick Term Loan Agreement (2026)

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”), which may (but shall not be obligated to) be made available by posting the Borrower Materials on IntraLinks, Syndtrak, ClearPar, or a substantially similar electronic transmission system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers and the Lenders to treat the Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent the Borrower Materials constitute Information, they shall be treated as set forth in Section 10.07); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” and (z) the Administrative Agent and the Arrangers shall be entitled to treat the Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

6.02        Compliance with Laws, etc. The Borrower will, and will cause each of its Principal Subsidiaries to, comply in all respects with all Applicable Laws (including, without limitation, ERISA and Environmental Laws), except where such non-compliance would not reasonably be expected to have a Material Adverse Effect, such compliance to include (without limitation):

(a)          preserve, renew and maintain in full force and effect the (x) legal existence of the Borrower and each of the Principal Subsidiaries and (y) to the extent the concept is applicable in such jurisdiction, the good standing of the Borrower, in each case under the Applicable Laws of the jurisdiction of such Person’s organization and each jurisdiction where such Person’s conduct of business requires qualification or good standing (except any Subsidiary may merge, consolidate or liquidate as permitted pursuant to Section 7.04), and

(b)          the payment, before the same become delinquent, of all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

6.03        Maintenance of Properties. The Borrower will, and will cause each of its Principal Subsidiaries to, maintain, preserve, protect and keep its properties that are material and used or useful in the conduct of its business in good repair, working order and condition (with ordinary wear and tear and any casualty or condemnation excepted), except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

6.04        Insurance. The Borrower will, and will cause each of its Principal Subsidiaries to, maintain or cause to be maintained with responsible insurance companies insurance with respect to its properties material to the business of the Borrower and its Principal Subsidiaries against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses and owning similar properties in the same general areas in which the Borrower or such Principal Subsidiary operates; provided, that the Borrower and its Subsidiaries may self-insure to the extent customary for similarly situated corporations engaged in the same or similar business.

McCormick Term Loan Agreement (2026)

6.05        Books and Records. The Borrower will, and will cause each of its Subsidiaries to, keep books and records which accurately reflect in all material respects all of its business affairs and material transactions and permit the Administrative Agent and each Lender or any of their respective representatives, at reasonable times and intervals and upon reasonable prior notice, to visit all of its offices, to discuss its non-confidential financial matters with its officers and independent public accountant and, upon the reasonable request of the Administrative Agent or a Lender, to examine (and, at the expense of the Lenders, photocopy extracts from) any of its non-confidential books or other corporate records; provided that the Administrative Agent, any Lender or such representatives (i) shall use commercially reasonable efforts to avoid interruption of the normal business operations of the Borrower and its Subsidiaries and (ii) unless an Event of Default shall have occurred and be continuing, may exercise visitation and inspection rights under this Section 6.05 no more than one time during any calendar year.

6.06        [Reserved].

6.07        Use of Proceeds. The Borrower shall use the proceeds of the Loans to (a) finance a portion of the cash consideration payable in connection with the Apollo Acquisition and (b) to pay the Transaction Costs.

6.08        Licenses and Franchises, Etc. The Borrower shall take all reasonable action to maintain all rights, permits, licenses and franchises material in the conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

6.09        Anti-Corruption Laws. The Borrower will, and will cause each of its Subsidiaries to, conduct its businesses (a) in compliance with the USA PATRIOT Act, the United States Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010 and (b) in compliance in all material respects with other similar anti-corruption legislation in other jurisdictions and maintain policies and procedures designed to promote and achieve compliance with such laws.

Article VII
NEGATIVE AND FINANCIAL COVENANTS

So long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation shall remain unpaid, unless the Required Lenders waive compliance in writing in accordance with Section 10.01:

7.01        [Reserved].

7.02        Subsidiary Indebtedness. The Borrower will not permit any of its Subsidiaries to create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Indebtedness, except:

(a)           Indebtedness outstanding on the Effective Date and set forth on Schedule 7.02 and any renewals, extensions or refinancings thereof; provided that the amount of such Indebtedness is not increased except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with any renewal, extension or refinancing thereof and by an amount equal to any existing commitments unutilized thereunder;

McCormick Term Loan Agreement (2026)

(b)          intercompany loans owed by any Subsidiary to the Borrower or to any other Subsidiary (which shall include, without limitation, liabilities arising from cash management obligations, tax and accounting operations); provided that such Indebtedness shall not have been transferred or assigned to any Person other than the Borrower or any Subsidiary;

(c)           any Indebtedness to the extent arising from obligations to make payments (including deemed payments) in respect of taxes and/or tax benefits, including for local law tax benefits, net operating losses, basis step-ups and/or other similar tax assets and/or from savings from the use thereof, any interest required to be paid in respect thereof, and including payments for the present value of anticipated future tax assets and/or savings, under the Tax Receivables Agreement; and

(d)          other Indebtedness, if, after giving effect to the incurrence of any such Indebtedness, the aggregate outstanding amount of Indebtedness of all Subsidiaries would not exceed 25% of Consolidated Net Tangible Assets.

7.03        Liens. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

(a)           Liens securing payment of Indebtedness permitted under Section 7.02;

(b)           Liens granted prior to the Effective Date which are identified in Schedule 7.03 (“Permitted Liens”);

(c)           any Lien existing on (i) the assets of any Person at the time it becomes a Subsidiary or (ii) any assets acquired by the Borrower or any Subsidiary after the Effective Date existing at the time of the acquisition thereof (in each case, such Lien not created, assumed or incurred in contemplation of such event);

(d)           Liens for Taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(e)            Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue by more than thirty (30) days or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(f)            Liens incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

McCormick Term Loan Agreement (2026)

(g)            judgment Liens in existence less than thirty (30) days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

(h)           other Liens incidental to the conduct of the Borrower’s or any of its Subsidiaries’ businesses (including without limitation, Liens on goods securing trade letters of credit issued in respect of the importation of goods in the ordinary course of business, or the ownership of any of the Borrower’s or any Subsidiary’s property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of the Borrower’s or any of its Subsidiaries’ property or assets or materially impair the use thereof in the operation of Borrower’s or any of its Subsidiaries’ businesses);

(i)            Liens arising from licenses, sublicenses or similar grants of intellectual property made in the ordinary course of business;

(j)            Liens in favor of the Borrower on assets of its Subsidiaries, and Liens in favor of Subsidiaries of the Borrower on assets of the Borrower;

(k)          Liens securing industrial development or pollution control bonds so long as such Liens attach solely to the property acquired, constructed or improved with the proceeds of such bonds; and

(l)            any Lien not otherwise permitted by this Section 7.03 securing Indebtedness; provided that, immediately after giving effect thereto (and to the incurrence of such Indebtedness secured thereby), the sum of (without duplication and excluding any Indebtedness payable to the Borrower or a Subsidiary) (i) the aggregate outstanding amount of Indebtedness of the Borrower and its Subsidiaries secured by all Liens described in clauses (b), (c) and (k) of this Section 7.03 (excluding any such Liens described in clauses (d) through (j) of this Section 7.03) and (ii) the Attributable Value of all Sale-Leaseback Transactions entered into by the Borrower and its Subsidiaries in the aggregate does not exceed 15% of Consolidated Net Tangible Assets.

7.04        Fundamental Changes and Asset Dispositions.

(a)           The Borrower will not, nor will it permit any of its Subsidiaries, whether in a single transaction or in a series of related transactions to (i) liquidate or dissolve or (ii) enter into any consolidation or merger with any other Person, unless in the case of this clause (ii), (x) in the case of a merger or consolidation involving the Borrower, the Borrower is the surviving entity, (y) in the case of a merger or consolidation involving a Subsidiary, the surviving entity thereof is a Subsidiary and (z) no Default would exist.

(b)          The Borrower will not, nor will it permit any of its Subsidiaries, whether in a single transaction or in a series or related transactions, dispose of all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole; provided that the Borrower and its Subsidiaries may dispose of assets or Equity Interests to a wholly owned Subsidiary or the Borrower.

McCormick Term Loan Agreement (2026)

7.05        Consolidated EBITDA to Interest Expense Ratio. The Borrower will not permit the ratio of Consolidated EBITDA to Interest Expense to be less than 3.75:1.00 on the last day of each Fiscal Quarter, commencing with the last day of the first Fiscal Quarter ended after the Closing Date.

7.06        [Reserved].

7.07        Sanctions. The Borrower will not, directly or indirectly, use the proceeds of any Loan, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity, to fund any activities of or business in any Designated Jurisdiction, or with any individual or entity that, at the time of such funding, is a person or entity with whom dealings are restricted or prohibited by, or are sanctionable under, Sanctions, or in any other manner, in each case that will result in a violation by any individual or entity participating in the transaction, whether as Lender, Arrangers, Administrative Agent, or otherwise, of Sanctions.

7.08        Anti-Corruption Laws. The Borrower will not, directly or indirectly, use the proceeds of any Loan (a) in violation of the USA PATRIOT Act, the United States Foreign Corrupt Practices Act of 1977 or the UK Bribery Act 2010, or (b) in violation of any other similar anti-corruption legislation in other jurisdictions.

7.09        Change in Nature of Business. The Borrower and its Subsidiaries, taken as a whole, will not engage in any material line of business if as a result thereof the business conducted by the Borrower and its Subsidiaries, taken as a whole, would be substantially different from the business conducted by the Borrower and its Subsidiaries, taken as a whole, on the Effective Date; provided, that any business incidental, reasonably related or ancillary to the business conducted by the Borrower and its Subsidiaries, taken as a whole, on the Effective Date or reasonable extensions thereof shall be permitted hereunder.

Article VIII
EVENTS OF DEFAULT

8.01        Event of Default. Any of the following shall constitute an “Event of Default”:

(a)           Non-Payment of Obligations. The Borrower shall default in the payment when due of any principal of any Loan, or the Borrower shall default (and such default shall continue unremedied for a period of three (3) Business Days) in the payment when due of any interest on any Loan, or the Borrower shall default after notice (including, without limitation, notice delivered by way of submission of a detailed invoice) (and such default shall continue unremedied for a period of five (5) Business Days) in the payment when due of any fee described in Section 2.09 or of any other Obligation, including, without limitation, any of the fees described in the Fee Letters.

McCormick Term Loan Agreement (2026)

(b)          Breach of Warranty. Any representation or warranty of the Borrower made or deemed to be made hereunder or in any other Loan Document or any other writing or certificate furnished by or on behalf of the Borrower to the Administrative Agent, the Arrangers or any Lender for the purposes of or in connection with this Agreement or any such other Loan Document (including any certificates delivered pursuant to Article IV) is or shall be incorrect when made in any material respect.

(c)           Non-Performance of Certain Covenants and Obligations. The Borrower shall default in the due performance and observance of any of its obligations under clause (d) of Section 6.01, clause (a) of Section 6.02 (with respect to the maintenance and preservation of the Borrower’s corporate existence) or under Section 6.09, or the Borrower shall default in the due performance and observance of its obligations under Article VII, and such default (if capable of being remedied within such period) shall not be remedied within five Business Days after any officer of the Borrower obtains actual knowledge thereof.

(d)          Non-Performance of Other Covenants and Obligations. The Borrower shall default in the due performance and observance of any other agreement contained herein or in any other Loan Document, and such default shall continue unremedied for a period of thirty (30) days after notice thereof shall have been given to the Borrower by the Administrative Agent or any Lender.

(e)           Default on Other Indebtedness. A default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any Indebtedness (other than Indebtedness described in Section 8.01(a)) of the Borrower or any of its Subsidiaries having a principal amount, individually or in the aggregate, in excess of $150,000,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such Indebtedness (whether or not waived) if the effect of such default is to accelerate the maturity of any such Indebtedness or such default (whether or not waived) shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity.

(f)           Judgments. Any unpaid judgment or order for the payment of money in excess of $150,000,000 (net of amounts covered by insurance as to which a financially responsible insurance company has confirmed coverage to an extent reasonably satisfactory to the Administrative Agent) shall be rendered against the Borrower or any of its Subsidiaries and either

(i)            enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

(ii)           there shall be any period of thirty (30) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(g)          Pension Plans. Any of the following events shall occur with respect to any Pension Plan:

(i)            the institution of any steps by the Borrower, any member of its Controlled Group or any other Person that would be reasonably likely to result in the termination of a Pension Plan if, as a result of such termination, the Borrower or any such member would reasonably be required to make a contribution to such Pension Plan, or would reasonably expect to incur a liability or obligation with respect to such Pension Plan, in excess of $25,000,000; or

McCormick Term Loan Agreement (2026)

(ii)           a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under Section 303(k) of ERISA which is not cured within 20 days from the date such contribution was due, and in each case in clauses (i) and (ii) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect.

(h)          Control of the Borrower. Any Change in Control shall occur.

(i)            Bankruptcy, Insolvency, etc. The Borrower or any of its Principal Subsidiaries shall:

(i)            become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due;

(ii)          apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or any of such Subsidiaries or a substantial part of any property of any thereof, or make a general assignment for the benefit of creditors;

(iii)         in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or any of such Subsidiaries or for a substantial part of the property of any thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 60 days; provided that the Borrower and each such Subsidiary hereby expressly authorizes the Administrative Agent and each Lender to appear in any court conducting any relevant proceeding during such 60-day period to preserve, protect and defend their rights under the Loan Documents;

(iv)         permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Borrower or any of such Subsidiaries, and, if any such case or proceeding is not commenced by the Borrower or such Subsidiary, such case or proceeding shall be consented to or acquiesced in by the Borrower or such Subsidiary or shall result in the entry of an order for relief or shall remain for 60 days undismissed; provided that the Borrower and each such Subsidiary hereby expressly authorizes the Administrative Agent and each Lender to appear in any court conducting any such case or proceeding during such 60-day period to preserve, protect and defend their rights under the Loan Documents; or

(v)          take any corporate action authorizing, or in furtherance of, any of the foregoing.

McCormick Term Loan Agreement (2026)

8.02        Remedies Upon Event of Default. If any Event of Default occurs and is continuing the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)           declare the Commitment of each Lender to make Loans to be terminated, whereupon such commitments and obligation shall be terminated;

(b)          declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c)           [reserved]; and

(d)          exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, the obligation of each Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Administrative Agent or any Lender.

Without limiting (and subject to) the conditions precedent set forth in Section 4.02, during the period from and including the Effective Date and to and including the Commitment Termination Date, or the funding of the loans hereunder on the Closing Date and the consummation of the Apollo Acquisition with the proceeds thereof, and notwithstanding (a) any failure by the Borrower or any of its subsidiaries to comply with any of the affirmative covenants set forth in Article VI or the negative covenants set forth in Article VII (including the financial covenant set forth in Section 7.05), (b) the occurrence of any Event of Default (other than an Event of Default under Section 8.01(a) (solely with respect to fees or interest) or an Event of Default under Section 8.01(i) (solely with respect to the Borrower) or (c) any provision to the contrary in the Loan Documents, neither the Administrative Agent nor the Lenders shall be permitted to (i) rescind, terminate or cancel this Agreement or its Commitments, or exercise any right or remedy hereunder, to the extent to do so would prevent, limit or delay the making of the Loans, (ii) refuse to participate in making its Loans or (iii) exercise any right of set-off or counterclaim in respect of its Loans hereunder to the extent to do so would prevent, limit or delay the making of its Loans; provided that, it is understood that (A) the Borrowing hereunder on the Closing Date shall be subject solely to the satisfaction (or waiver) of the conditions precedent set forth in Section 4.02 and (B) the Commitments shall be reduced as provided under Sections 2.05 and 2.06. The acceleration of the Loans shall be permitted at any time after they have been funded only to the extent that an Event of Default is outstanding and continuing at such time. For the avoidance of doubt, from the Closing Date after giving effect to the funding of the Loans on such date, all of the rights, remedies and entitlements of the Administrative Agent and the Lenders shall be available notwithstanding that such rights were not available prior to such time as a result of the foregoing.

McCormick Term Loan Agreement (2026)

8.03        Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including reasonable and documented fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including reasonable and documented fees, charges and disbursements of counsel to the respective Lenders (including fees and time charges for attorneys who may be employees of any Lender) and amounts payable under Article III), ratably among them in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, ratably among the Lenders in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

Article IX
THE AGENT

9.01        Appointment and Authority. Each of the Lenders hereby irrevocably appoints Citibank to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article IX (other than Section 9.06) are solely for the benefit of the Administrative Agent and the Lenders, and the Borrower shall not have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

9.02        Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

McCormick Term Loan Agreement (2026)

9.03        Exculpatory Provisions. The Administrative Agent or the Arrangers, as applicable, shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent or the Arrangers, as applicable:

(a)           shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)          shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law;

(c)           shall not have any duty or responsibility to disclose, and shall not be liable for the failure to disclose, to any Lender, any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Borrower or any of its Affiliates, that is communicated to, obtained by or in the possession of, the Administrative Agent, Arrangers or any of their Related Parties in any capacity, except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein;

(d)          shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction by final and non-appealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given in writing to the Administrative Agent by the Borrower, a Lender;

(e)           shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of this Agreement relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Lender; and

McCormick Term Loan Agreement (2026)

(f)           shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

9.04        Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05        Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article IX shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.06        Resignation of Administrative Agent. (a) The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that in no event shall any such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

McCormick Term Loan Agreement (2026)

(b)          If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Borrower, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)           With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (1) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (2) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or removed) Administrative Agent (other than as provided in Section 3.01(g) and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 9.06). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article IX and Section 10.04 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (i) while the retiring or removed Administrative Agent was acting as Administrative Agent and (ii) after such resignation or removal for as long as any of them continues to act in any capacity hereunder or under the other Loan Documents, including in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

McCormick Term Loan Agreement (2026)

9.07        Non-Reliance on Administrative Agent, the Arrangers and Other Lenders   Each Lender expressly acknowledges that none of the Administrative Agent nor any Arranger has made any representation or warranty to it, and that no act by the Administrative Agent or an Arranger hereafter taken, including any consent to, and acceptance of any assignment or review of the affairs of the Borrower or any Affiliate thereof, shall be deemed to constitute any representation or warranty by the Administrative Agent or any Arranger to any Lender as to any matter, including whether the Administrative Agent or any Arranger have disclosed material information in their (or their Related Parties’) possession. Each Lender represents to the Administrative Agent and the Arrangers that it has, independently and without reliance upon the Administrative Agent, any Arranger, any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis of, appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries, and all applicable bank or other regulatory Laws relating to the Transactions and the other transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower hereunder. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger, any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower. Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility and (ii) it is engaged in making, acquiring or holding commercial loans in the ordinary course and is entering into this Agreement as a Lender for the purpose of making, acquiring or holding commercial loans and providing other facilities set forth herein as may be applicable to such Lender, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender agrees not to assert a claim in contravention of the foregoing. Each Lender represents and warrants that it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities.

9.08        No Other Duties, etc. Anything herein to the contrary notwithstanding, the Arrangers, Syndication Agents and Documentation Agents listed on the cover page hereof shall not have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

9.09        Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to the Borrower, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

McCormick Term Loan Agreement (2026)

(a)           to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.09 and 10.04) allowed in such judicial proceeding; and

(b)          to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due to the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

9.10        Erroneous Payments.

(a)           If the Administrative Agent (x) notifies a Lender or any person who has received funds on behalf of a Lender (any such Lender or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 9.10 and held in trust for the benefit of the Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in Same Day Funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in Same Day Funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

McCormick Term Loan Agreement (2026)

(b)          Without limiting immediately preceding clause (a), each Lender or any person who has received funds on behalf of a Lender (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)            it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)           such Lender shall use commercially reasonable efforts to (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 9.10(b).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 9.10(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 9.10(a) or on whether or not an Erroneous Payment has been made.

(c)           Each Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause (a).

McCormick Term Loan Agreement (2026)

(d)           (i)             In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments), the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to a Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(ii)           Subject to Section 10.06 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

McCormick Term Loan Agreement (2026)

(e)           The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Borrower’s Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower; provided that this Section 9.10 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.

(f)           To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(g)          Each party’s obligations, agreements and waivers under this Section 9.10 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Article X
MISCELLANEOUS

10.01     Amendments, etc. Subject to Section 3.03(b), no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower and acknowledged by the Administrative Agent (such acknowledgement not to be unreasonably withheld, conditioned or delayed), and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, that no such amendment, waiver or consent shall:

(a)           waive any condition set forth in Section 4.01(a) without the written consent of each Lender;

(b)          extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 2.06 or Section 8.02) without the written consent of such Lender;

McCormick Term Loan Agreement (2026)

(c)           postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(d)          reduce the principal of, or the rate of interest specified herein on, any Loan, or (subject to subsection (v) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate;

(e)           change Section 2.13 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender;

(f)           change Section 8.03 without the written consent of each Lender;

(g)          [reserved]; or

(h)          change any provision of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

and; provided further, that (i) [reserved]; (ii) [reserved]; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (iv) Section 10.06(g) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; and (v) the Fee Letters may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender. Any amendment, waiver or consent effected in accordance with this Section 10.01 shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.

Notwithstanding anything to the contrary herein, this Agreement may be amended and restated without the consent of any Lender (but with the consent of the Borrower and the Administrative Agent) if, upon giving effect to such amendment and restatement, such Lender shall no longer be a party to this Agreement (as so amended and restated), the Commitments of such Lender shall have terminated, such Lender shall have no other commitment or other obligation hereunder and shall have been paid in full all principal, interest and other amounts owing to it or accrued for its account under this Agreement.

McCormick Term Loan Agreement (2026)

Notwithstanding any provision herein to the contrary, if the Administrative Agent and the Borrower acting together identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document (including the schedules and exhibits thereto), then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement; provided that the Administrative Agent shall post each such amendment to the Lenders reasonably promptly after it becomes effective.

Notwithstanding anything to the contrary in this Section 10.01, the Administrative Agent and the Borrower may, without the consent of any Lender, (x) enter into amendments or modifications to this Agreement or any of the other Loan Documents or (y) enter into additional Loan Documents, in each case, as the Administrative Agent reasonably deems appropriate in order to implement any Successor Rate or otherwise effectuate the terms of Section 3.03 in accordance with the terms of Section 3.03; provided that the Administrative Agent shall post each such amendment, modification or additional Loan Document to the Lenders reasonably promptly after it becomes effective.

10.02     Notices; Effectiveness; Electronic Communication.

(a)           Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or electronic mail as follows:

(i)            if to the Borrower or the Administrative Agent, to the address, facsimile number or electronic mail address specified for such Person on Schedule 10.02; and

(ii)          if to any other Lender, to the address, facsimile number or electronic mail address specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Borrower).

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

McCormick Term Loan Agreement (2026)

(b)          Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail, FpML messaging, and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c)           The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials or notices through the Platform, any other electronic platform or electronic messaging service, or through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

McCormick Term Loan Agreement (2026)

(d)          Change of Address, etc. The Borrower and the Administrative Agent may change its address, facsimile or electronic mail address for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile or electronic mail address for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and Applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(e)           Reliance by Administrative Agent and Lenders. The Administrative Agent, and the Lenders shall be entitled to rely and act upon any notices (including telephonic or electronic notices, Loan Notices and notices of Loan prepayment) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower, except to the extent that such losses, costs, expenses and liabilities have resulted from the gross negligence, bad faith or willful misconduct of such Person. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03     No Waiver; Cumulative Remedies; Enforcement. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Borrower shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) [reserved], (c) any Lender from exercising setoff rights in accordance with Section 10.08 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to the Borrower under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

McCormick Term Loan Agreement (2026)

10.04     Expenses; Indemnity; Damage Waiver.

(a)           Costs and Expenses. The Borrower shall pay (i) all reasonable, documented and invoiced out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable, documented and invoiced fees, charges and disbursements of counsel for the Administrative Agent, the Lenders and their respective Related Parties, limited to one New York counsel and one local counsel in each relevant material jurisdiction (which may include special counsel acting in multiple jurisdictions) and, in the case of any actual or perceived conflict of interest, one additional external counsel for the affected Persons), in connection with the syndication of the credit facility provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof and (ii) all reasonable, documented and invoiced out-of-pocket expenses incurred by the Administrative Agent or any Lender (including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender), and shall pay all reasonable, documented and invoiced fees of counsel for the Indemnitees (limited to one external counsel to the Administrative Agent, the Lenders and their respective Related Parties, one local counsel in each relevant material jurisdiction (which may include special counsel acting in multiple jurisdictions) and, in the case of any actual or perceived conflict of interest, one additional external counsel for the affected Persons) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made hereunder, including all such documented and invoiced out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

McCormick Term Loan Agreement (2026)

(b)          Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and reasonable, documented and invoiced out-of-pocket expenses (including the reasonable, documented and invoiced fees, charges and disbursements of any counsel for any Indemnitee), joint or several, and shall indemnify and hold harmless each Indemnitee from all reasonable, documented and invoiced fees and disbursements incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the Transactions and the other transactions contemplated hereby or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Claims related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower, and regardless of whether any Indemnitee is a party thereto (and regardless of whether such matter is initiated by a third party or by the Borrower or any of the Borrower’s Affiliates or equity holders); provided, however, that legal expenses shall be limited to the reasonable and documented out-of-pocket legal expenses of one external counsel for all Indemnitees taken as a whole, and, if necessary, of a single local counsel in each relevant material jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnitees, taken as a whole and, in the case of an actual or perceived conflict of interest, one additional external counsel in each relevant material jurisdiction) and other reasonable and documented out-of-pocket expenses incurred by such Indemnitees in connection with investigating or defending any of the foregoing; provided, further, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (I) to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of such Indemnitee’s controlled Affiliates or any of its or their respective officers, directors, members, controlling persons, employees, agents, advisors or other representative of any of the foregoing or (y) a material breach of the obligations of such Indemnitee or any of such Indemnitee’s controlled Affiliates under this Agreement or any of the other Loan Documents or (II) to the extent they result from disputes between and among Indemnitees to the extent such disputes do not arise from any act or omission of the Borrower or any of the Borrower’s Affiliates (other than claims against an Indemnitee acting in its capacity as an agent or arranger or similar role hereunder). The Borrower shall not be liable for any settlement, compromise or consent to the entry of any judgment in any action or proceeding effected without the Borrower’s written consent (which consent shall not be unreasonably withheld or delayed), but if settled with the Borrower’s written consent or if there is a final and non-appealable judgment in any such action or proceeding with the Borrower’s written consent, the Borrower agrees to indemnify and hold harmless each Indemnitee from and against any and all losses, claims, damages, liabilities and reasonable, documented and invoiced out-of-pocket expenses by reason of such settlement or judgment in accordance with this Section 10.04(b).

(c)           Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof) or any Related Party of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the outstanding Loans at such time (or if all Loans have been repaid, the Loans immediately prior to such repayment)) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), such payment to be made severally among them based on such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this clause (c) are subject to the provisions of Section 2.12(d).

McCormick Term Loan Agreement (2026)

(d)          Waiver of Consequential Damages, etc. To the fullest extent permitted by Applicable Law, none of the parties to this Agreement shall assert, and each party hereto hereby waives, and acknowledges that no other Person shall have, any claim against any of the Administrative Agent, any Arranger, any Lender or any Related Party of the foregoing (each, a “Lender-Related Party”), on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, any Loan or the use of the proceeds thereof; provided that nothing in this sentence shall limit the Borrower’s indemnification obligations (whether in Section 10.04(b) or otherwise) to the extent such indirect, special, punitive or consequential damages are included in a claim for which an Indemnitee is entitled to indemnification hereunder. No Lender-Related Party shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents, the Transactions or the other transactions contemplated hereby or thereby, other than for direct or actual damages resulting from the gross negligence, bad faith or willful misconduct of such Lender-Related Party as determined by a final and non-appealable judgment of a court of competent jurisdiction.

(e)           Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f)           Survival. The agreements in this Section 10.04 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments, the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement.

10.05     Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect in the applicable currency of such recovery or payment. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

McCormick Term Loan Agreement (2026)

10.06     Successors and Assigns.

(a)           Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section, or (iv) to an SPC in accordance with the provisions of subsection (g) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)          Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)            Minimum Amounts.

(A)          in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)          in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

McCormick Term Loan Agreement (2026)

(ii)          Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(iii)         Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)          (x) prior to the Closing Date, the consent of the Borrower (such consent to be given at the Borrower’s sole discretion) shall be required unless such assignment is (I) to a Lender or (II) among Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC and (y) on and following the Closing Date, the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment, (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund or (3) such assignment is among Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC; provided that, solely on and following the Closing Date, the Borrower shall be deemed to have consented to such assignment unless the Borrower shall object thereto within ten (10) Business Days after receipt by the Borrower of a written request for consent to such assignment;

(B)          the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required unless (x) such assignment is to a Person that is a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender or (y) such assignment is among Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.

(iv)         Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.

(v)          No Assignment to Borrower or Defaulting Lender. No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries, (B) any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B), or (C) any Disqualified Lender.

(vi)         No Assignment to Natural Persons. No such assignment shall be made to one or more natural Persons (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural Person).

McCormick Term Loan Agreement (2026)

(vii)        Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full share of all Loans. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under Applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c)           Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower (such agency being solely for tax purposes), shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it (or the equivalent thereof in electronic form) and a register for the recordation of the names and addresses of the Lenders and the Commitments of, and principal amounts of (and, to the extent required by Section 163 of the Code and any related United States Treasury Regulations, stated interest on) the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender, as applicable, hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by each of the Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender may request and receive from the Administrative Agent a copy of the Register.

McCormick Term Loan Agreement (2026)

(d)          Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of one or more natural Persons, a Defaulting Lender or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 10.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that affects such Participant. Subject to subsection (e) of this Section 10.06, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section 10.06. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender; provided such Participant agrees to be subject to Section 2.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments or loans or other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 163 of the Code and any related United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

McCormick Term Loan Agreement (2026)

Notwithstanding anything in this clause (d) to the contrary, any Participant that is a Farm Credit Lender that (i) has purchased a participation in the minimum amount of $20,000,000 on or after the Effective Date, (ii) has been designated as a voting Participant (a “Voting Participant”) in a notice (a “Voting Participant Notice”) sent by the relevant Lender (including any existing Voting Participant) to the Administrative Agent and (iii) receives, prior to becoming a Voting Participant, (x) the consent of the Administrative Agent (such consent to be required only to the extent and under the circumstances it would be required if such Voting Participant were to become a Lender pursuant to an assignment in accordance with Section 10.06(b) and such consent is not required for an assignment to an existing Voting Participant) and (y) the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed) unless an Event of Default has occurred and is continuing at the time of such designation; provided that the Borrower shall be deemed to have consented to such designation unless the Borrower shall object thereto within ten (10) Business Days after receipt by the Borrower of a written request for consent to such designation, shall be entitled to vote as if such Voting Participant were a Lender on all matters subject to a vote by Lenders, and the voting rights of the selling Lender (including any existing Voting Participant) shall be correspondingly reduced, on a dollar-for-dollar basis. Each Voting Participant Notice shall include, with respect to each Voting Participant, the information that would be included by a prospective Lender in an Assignment and Assumption. Notwithstanding the foregoing, each Farm Credit Lender designated as a Voting Participant in Schedule 10.06(d) shall be a Voting Participant without delivery of a Voting Participation Notice and without the prior written consent of the Administrative Agent. The Administrative Agent shall be entitled to conclusively rely on information contained in Voting Participant Notices and all other notices delivered pursuant hereto. The voting rights of each Voting Participant are solely for the benefit of such Voting Participant.

(e)           Limitations upon Participant Rights. A Participant’s entitlement to receive the benefits of Sections 3.01, 3.04, and 3.05 shall be subject to the requirements and limitations therein, including the requirements under Section 3.01(e) (it being understood that the documentation required under Section 3.01(e) shall be delivered to the participating Lender), to the same extent as if it were the Lender and had acquired its interest by assignment pursuant to Section 10.06; provided, that such Participant agrees to be subject to the provisions of Section 3.06 as if it were an assignee under Section 10.06. In addition, a Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.01(e) as though it were a Lender. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 3.06 and Section 10.13 with respect to any Participant.

(f)           Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

McCormick Term Loan Agreement (2026)

(g)          Special Purpose Funding Vehicles. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.12(b)(ii). Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.04), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the Lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with payment of a processing fee in the amount of $3,500, (which processing fee may be waived by the Administrative Agent in its sole discretion), assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or guarantee or credit or liquidity enhancement to such SPC.

10.07     Treatment of Certain Information; Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process; provided that, to the extent not prohibited by Applicable Law, the disclosing party shall use its commercially reasonable efforts to inform the Borrower promptly thereof prior to disclosure pursuant to this subsection, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 10.07, to (i) any assignee or Participant in, or any prospective assignee or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its Related Parties) to any swap, derivative transaction or credit insurance transaction, in each case relating to the Borrower and its obligations, this Agreement or payments hereunder, (g) on a confidential basis to (i) any rating agency in connection with rating the Borrower or its Subsidiaries or the credit facilities provided hereunder or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the credit facilities provided hereunder, (h) with the consent of the Borrower or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 10.07 or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower which source was not known to the recipient to be bound to keep such information confidential. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, and similar service providers to the lending industry (so long as such information given to such market data collectors or similar service providers is limited to information as is customarily provided for such reporting purposes), and subject to customary confidentiality or non-disclosure agreements, service providers to the Agent Parties and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments.

McCormick Term Loan Agreement (2026)

Any Person required to maintain the confidentiality of Information as provided in this Section 10.07 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with Applicable Law, including United States Federal and state securities Laws and undertakes not to use any Information for unlawful purposes.

For the avoidance of doubt, nothing in this Section 10.07 shall prohibit any person from voluntarily disclosing or providing any information within the scope of this confidentiality provision to any governmental, regulatory or self-regulatory organization (any such entity, a “Regulatory Authority”) in accordance with applicable whistleblower laws, to the extent that any such prohibition on disclosure set forth in the confidentiality provisions herein shall be prohibited by such whistleblower laws applicable to such Regulatory Authority.

McCormick Term Loan Agreement (2026)

10.08     Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.17 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and their respective Affiliates under this Section 10.08 are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.09     Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by Applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by Applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

10.10     Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

McCormick Term Loan Agreement (2026)

10.11     Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Loan, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

10.12     Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, then such provisions shall be deemed to be in effect only to the extent not so limited.

10.13     Replacement of Lenders .. If any Lender requests compensation under Section 3.04, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(a)           the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.06(b);

(b)          such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)           in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

McCormick Term Loan Agreement (2026)

(d)          such assignment does not conflict with applicable Laws;

(e)           in the case of an assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent; and

(f)           the consent of the Administrative Agent shall be required for such assignment (such consent not to be unreasonably withheld, conditioned or delayed).

No Lender shall be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Each party hereto agrees that (a) an assignment required pursuant to this Section 10.13 may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee and (b) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender; provided, further that any such documents shall be without recourse to or warranty by the parties thereto.

Notwithstanding anything in this Section 10.13 to the contrary, the Lender that acts as the Administrative Agent may not be replaced hereunder except in accordance with the terms of Section 9.06.

10.14     Governing Law; Jurisdiction; etc.

(a)           GOVERNING LAW. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (A) THE INTERPRETATION OF THE DEFINITION OF “SPINCO MATERIAL ADVERSE EFFECT” (AS DEFINED IN SECTION 4.02(C)) (AND WHETHER OR NOT A SPINCO MATERIAL ADVERSE EFFECT HAS OCCURRED OR WOULD REASONABLY BE EXPECTED TO OCCUR), (B) THE DETERMINATION OF THE ACCURACY OF ANY APOLLO ACQUISITION AGREEMENT REPRESENTATION AND WHETHER AS A RESULT OF A BREACH OF SUCH APOLLO ACQUISITION AGREEMENT REPRESENTATION THE BORROWER (OR AN AFFILIATE OF THE BORROWER) HAS THE RIGHT (TAKING INTO ACCOUNT APPLICABLE CURE PROVISIONS) TO TERMINATE ITS OBLIGATIONS UNDER THE APOLLO ACQUISITION AGREEMENT OR TO DECLINE TO CONSUMMATE THE APOLLO ACQUISITION AS A RESULT OF A BREACH OF SUCH REPRESENTATIONS IN THE APOLLO ACQUISITION AGREEMENT AND (C) THE DETERMINATION OF WHETHER THE APOLLO ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE APOLLO SEPARATION AGREEMENT AND THE APOLLO ACQUISITION AGREEMENT SHALL, IN EACH CASE, BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

McCormick Term Loan Agreement (2026)

(b)          SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER, OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK SITTING IN NEW YORK COUNTY, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)           WAIVER OF VENUE. EACH PARTY HERETO, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

McCormick Term Loan Agreement (2026)

(d)          SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.15     Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.16     No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Arrangers and the Lenders are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby; (ii) (A) the Administrative Agent, the Arrangers and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Administrative Agent, any Arranger nor any Lender has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Arrangers and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Administrative Agent, the Arrangers, nor any Lender has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

McCormick Term Loan Agreement (2026)

10.17     USA PATRIOT Act Notice. Each Lender that is subject to the PATRIOT Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”) and the Beneficial Ownership Regulation, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the PATRIOT Act and the Beneficial Ownership Regulation. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation.

10.18     Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable law).

McCormick Term Loan Agreement (2026)

10.19     Electronic Execution of Agreement Communications. This Agreement and any document, amendment, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to this Agreement (each an “Agreement Communication”), including Agreement Communications required to be in writing, may be in the form of an Electronic Record and may be executed using Electronic Signatures. Each of the parties hereto agrees that any Electronic Signature on or associated with any Agreement Communication shall be valid and binding on such Person to the same extent as a manual, original signature, and that any Agreement Communication entered into by Electronic Signature will constitute the legal, valid and binding obligation of such Person enforceable against such Person in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered. Any Agreement Communication may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Agreement Communication. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Administrative Agent and each of the Lenders of a manually signed paper Agreement Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Agreement Communication converted into another format for transmission, delivery and/or retention. Other than any Note, the Administrative Agent and each of the Lenders may, at its option, create one or more copies of any Agreement Communication in the form of an imaged Electronic Record (“Electronic Copy”), which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document. All Agreement Communications in the form of an Electronic Record, including an Electronic Copy, shall be considered an original for all purposes, and shall have the same legal effect, validity and enforceability as a paper record. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept such Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the Borrower without further verification and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by such manually executed counterpart. For purposes hereof, “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

10.20     Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Solely to the extent any Lender that is an Affected Financial Institution is a party to this Agreement and notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an Affected Financial Institution; and

(b)          the effects of any Bail-In Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)          a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

McCormick Term Loan Agreement (2026)

(iii)         the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

10.21     ERISA Lender Representation.

(a)           Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arrangers and not, for the avoidance of doubt, to or for the benefit of the Borrower, that at least one of the following is and will be true:

(i)            such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Agreement,

(ii)          the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii)         (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv)         such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

McCormick Term Loan Agreement (2026)

(b)          In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arrangers and not, for the avoidance of doubt, to or for the benefit of the Borrower, that neither the Administrative Agent nor any Arranger is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent or any Arranger under this Agreement, any Loan Document or any documents related hereto or thereto).

10.22     Acknowledgement Regarding Any Supported QFC. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any swap contract or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and, each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)           In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)          As used in this Section 10.22, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

McCormick Term Loan Agreement (2026)

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[Signature Pages Follow]

McCormick Term Loan Agreement (2026)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

McCORMICK & COMPANY, INCORPORATED

By:	/s/ Robert P. Conrad
Name:	Robert P. Conrad
Title:	Vice President and Treasurer

[Signature Page to McCormick Term Loan Agreement (2026)]

CITIBANK, N.A.,
as Administrative Agent

By:	/s/ Michael Vondriska
Name:	Michael Vondriska
Title:	Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

CITIBANK, N.A.,
as a Lender

By:	/s/ Michael Vondriska
Name:	Michael Vondriska
Title:	Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

GOLDMAN SACHS BANK USA,
as a Lender

By:	/s/ Robert Ehudin
Name:	Robert Ehudin
Title:	Authorized Signatory

[Signature Page to McCormick Term Loan Agreement (2026)]

MORGAN STANLEY BANK, N.A.,
as a Lender

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

[Signature Page to McCormick Term Loan Agreement (2026)]

BANK OF AMERICA, N.A.,
as a Lender

By:	/s/ Michelle L. Walker
Name:	Michelle L. Walker
Title:	Director

[Signature Page to McCormick Term Loan Agreement (2026)]

TRUIST BANK,
as a Lender

By:	/s/ Steve Curran
Name:	Steve Curran
Title:	Director

[Signature Page to McCormick Term Loan Agreement (2026)]

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as a Lender

By:	/s/ Ryan Tegeler
Name:	Ryan Tegeler
Title:	Executive Director

[Signature Page to McCormick Term Loan Agreement (2026)]

BNP PARIBAS,
as a Lender

By:	/s/ Benjamin Binetter
Name:	Benjamin Binetter
Title:	Managing Director

By:	/s/ Valentin Detry
Name:	Valentin Detry
Title:	Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

MIZUHO BANK, LTD.,
as a Lender

By:	/s/ Tracy Rahn
Name:	Tracy Rahn
Title:	Managing Director

[Signature Page to McCormick Term Loan Agreement (2026)]

U.S. Bank National Association,
as a Lender

By:	/s/ Christi K. Shaw
Name:	Christi K. Shaw
Title:	Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

CoBank, ACB
as a Lender

By:	/s/ True Siffring
Name:	True Siffring
Title:	Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

AgFirst Farm Credit Bank
as a Lender

By:	/s/ J. Michael Mancini, Jr.
Name:	J. Michael Mancini, Jr.
Title:	SVP, Capital Markets

[Signature Page to McCormick Term Loan Agreement (2026)]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH,
as a Lender

By:	/s/ Cara Younger
Name:	Cara Younger
Title:	Managing Director

By:	/s/ Armen Semizian
Name:	Armen Semizian
Title:	Managing Director

[Signature Page to McCormick Term Loan Agreement (2026)]

BANCO SANTANDER, S.A., NEW YORK BRANCH,
as a Lender

By:	/s/ Andres Barbosa
Name:	Andres Barbosa
Title:	Managing Director

By:	/s/ Carolina Gutierrez
Name:	Carolina Gutierrez
Title:	Executive Director

[Signature Page to McCormick Term Loan Agreement (2026)]

CITIZENS BANK, N.A.,
as a Lender

By:	/s/ David W. Dinella
Name:	David W. Dinella
Title:	Senior Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

DEUTSCHE BANK AG NEW YORK BRANCH,
as a Lender

By:	/s/ Marko Lukin
Name:	Marko Lukin
Title:	Director

By:	/s/ Allison Lugo
Name:	Allison Lugo
Title:	Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

HSBC Bank USA, National Association,
as a Lender

By:	/s/ Aidan Spoto
Name:	Aidan Spoto
Title:	Director

[Signature Page to McCormick Term Loan Agreement (2026)]

ING Bank N.V., Dublin Branch,
as a Lender

By:	/s/ Rory Fitzgerald
Name:	Rory Fitzgerald
Title:	Director

By:	/s/ Louise Gough
Name:	Louise Gough
Title:	Director

[Signature Page to McCormick Term Loan Agreement (2026)]

M&T BANK,
as a Lender

By:	/s/ Louis Galanis
Name:	Louis Galanis
Title:	Senior Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

National Westminister Bank Plc,
as a Lender

By:	/s/ Joshua Morris-Davies
Name:	Joshua Morris-Davies
Title:	Director

[Signature Page to McCormick Term Loan Agreement (2026)]

PNC BANK, NATIONAL ASSOCIATION,
as a Lender

By:	/s/ Reco C. Collins
Name:	Reco C. Collins
Title:	Senior Vice President

[Signature Page to McCormick Term Loan Agreement (2026)]

Standard Chartered Bank
as a Lender

By:	/s/ Ben Wynne-Davies
Name:	Ben Wynne-Davies
Title:	Managing Director

[Signature Page to McCormick Term Loan Agreement (2026)]